As filed with the Securities and Exchange Commission on May 3, 2005

File No. 0-51298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Altrust Financial Services, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Alabama	63-0923450
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

811 2nd Avenue S.W., Cullman, Alabama	35055-4222
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (256) 737-7000

Copies of notices and other communications should be sent to:

J. Robin Cummings President and Chief Executive Officer Altrust Financial Services, Inc. 811 2nd Avenue S.W. Cullman, Alabama 35055-4222 (256) 737-7000	Ralph F. MacDonald III, Esq. T. Christopher Daniel, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3424 Phone: (404) 881-7000 Facsimile: (404) 881-7777

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

SPECIAL CAUTIONARY NOTICE

REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein under the caption “Management’s Discussion and Analysis or Plan of Operation,” and elsewhere, including information incorporated herein by reference to other documents, are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Altrust Financial Services, Inc. (“Altrust”) to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target,” other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	the effects of future economic or business conditions;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations;

•	the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

•	credit risks of borrowers;

•	the effects of competition from a wide variety of local, regional national and other providers of financial, investment, and insurance services;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;

•	the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and the possible failure to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	changes in accounting policies, rules and practices;

•	changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;

•	the effects of war or other conflict, acts of terrorism or other catastrophic events that may affect general economic conditions; and

•	other factors and risks described in any of our subsequent reports that we make with the Securities and Exchange Commission (the “Commission”) under the Exchange Act.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

ITEM 1. BUSINESS.

General

Altrust Financial Services, Inc. (“Altrust”) was incorporated in 1985 as Cullman Bancshares, Inc., an Alabama corporation, which changed its name in 1996 to Altrust Financial Services, Inc. Altrust is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and a financial holding company registered under the Gramm-Leach-Bliley Act of 1999. As of December 31, 2004, Altrust had total consolidated assets of approximately $394 million, total deposits of approximately $241.6 million, total consolidated liabilities (including deposits) of approximately $350 million and shareholders’ equity of approximately $35 million. Altrust primarily conducts its business through Peoples Bank of North Alabama (“Peoples Bank”), its wholly-owned bank subsidiary.

Peoples Bank is an Alabama banking corporation that commenced operations in September 1977 as Peoples Bank of Holly Pond. Peoples Bank opened its first branch in the city of Cullman, Alabama in September 1983, and adopted the name “Peoples Bank of Cullman County.” In June 1994, Peoples Bank of Cullman County changed its name to Peoples Bank of North Alabama. Peoples Bank is a member of the Federal Deposit Insurance Corporation (“FDIC”) and its deposits are insured by the FDIC up to the maximum permitted by law. Peoples Bank is supervised, regulated and examined by the FDIC and the Alabama Superintendent of Banks. Peoples Bank is also a member of the Federal Home Loan Bank of Atlanta.

Peoples Bank is primarily engaged in retail and commercial banking in Blount, Cullman, Marshall and Morgan Counties, Alabama, as well as the northern portion of Jefferson County, Alabama. Peoples Bank provides mostly traditional banking services; principally the taking of demand and time deposits and the making of secured and unsecured consumer loans and commercial loans to its business customers.

Altrust has two other wholly-owned subsidiaries, Southern Insurance of Cullman, Inc. (“Southern Insurance”), and Southern Appraisal Services, Inc. (“Southern Appraisal”). Southern Insurance was incorporated in 1993 under the laws of the State of Alabama. Southern Insurance acts as an agent for obtaining title insurance for Peoples Bank’s real estate customers. Southern Insurance receives commissions on title policy premiums as compensation for its services. Southern Appraisal was incorporated in Alabama in 2003 and provides real estate appraisal services. Revenues and expenses of both subsidiaries account for less than 3% of Altrust’s consolidated revenues and expenses. Revenues are included in consolidated non-interest income, and expenses are included in consolidated non-interest expense.

Our principal executive offices, including the principal executive offices of Peoples Bank, are located at 811 2nd Avenue S.W., Cullman, Alabama 35055, and our telephone number is (256) 737-7000.

Business Strategy

Altrust seeks to serve the banking and financial needs of the communities in North Alabama where it has offices. Our objective has been to develop a market niche with profitable consumers and small businesses with emphasis on the number of account relationships rather than growth of deposit dollars.

Peoples Bank offers personalized and flexible banking services to the communities in our market area and is able to react quickly to changes in those communities. Peoples Bank also offers products tailored to the specific needs of our communities. As a financial holding company, we can offer a wider variety of services.

Banking Operations

Peoples Bank’s services are retail-oriented and aimed at individuals and small to medium-sized owner-operated businesses located within our North Alabama market area. Peoples Bank provides a broad range of traditional banking and financial services to its customers, but its activities consist mostly of taking demand and time deposits and making secured and unsecured consumer and commercial loans.

Market Area

Peoples Bank operates 25 offices within its primary market area in Blount, Cullman, Marshall and Morgan Counties, Alabama, as well as the northern portion of Jefferson County, Alabama. Our market area is largely comprised of rural and residential communities with related agricultural, retail and commercial development. As of December 31, 2003, the total population of Blount, Cullman, Marshall, Morgan and Jefferson Counties, Alabama was approximately 986,800.

Lending Activities

The principal lending activity of Peoples Bank has been the origination for its own portfolio of adjustable-rate and fixed-rate loans secured by various forms of collateral.

One- to Four-Family Residential Mortgage Loans. Peoples Bank’s residential real estate lending activity consists of the origination of one- to four-family, owner-occupied, residential mortgage loans secured by property located in Peoples Bank’s primary market area. Peoples Bank originates both adjustable-rate and fixed-rate residential, mortgage loans. Peoples Bank may from time to time sell residential mortgage loans in its loan portfolio in the secondary market.

Construction Lending. Peoples Bank engages in construction lending involving loans to qualified borrowers for construction of one- to four-family residential properties and, on a limited basis, for commercial properties. Almost all of Peoples Bank’s construction loan properties are located in Peoples Bank’s primary market area.

Commercial Loans. Most of Peoples Bank’s commercial lending activities are in loans secured by commercial properties. These loans consist primarily of permanent loans secured by small office buildings, apartment buildings, churches, shopping centers and convenience stores. Commercial real estate secured loans are generally originated in amounts up to 75% of the appraised value of the property on an adjustable-rate basis with the interest rate adjusting annually and have terms of up to 20 years.

Consumer and Other Installment Loans. Consumer loans consist of savings account loans, personal secured and unsecured loans, automobile loans, watercraft loans, recreational vehicle loans, and home improvement loans. Almost all of Peoples Bank’s consumer loans have fixed rates of interest.

Investment Activities

Peoples Bank invests in securities, principally U.S. government and agency securities, state, county and municipal securities, mortgage-backed securities, and other investment grade securities.

During the years ended December 31, 2004, 2003 and 2002 we sold $14,433,438, $0, and $3,565,892, respectively, which resulted in gross realized gains of $8,438, $0, and $149,757 respectively, of available for sale investment securities. All of our securities are classified as available for sale. See Note 2 of the audited financial statements for further discussion on investments.

The carrying value of investment securities pledged to secure public funds on deposit, advances from the Federal Home Loan Bank, and for other purposes as required by law was approximately $107,103,000 and $24,512,000, at December 31, 2004 and 2003, respectively.

Other investments include a restricted investment in Federal Home Loan Bank of Atlanta stock to comply with a membership requirement and to secure available lines of credit from the Federal Home Loan Bank. The amount of investment in this stock was $4,896,500 and $669,700 at December 31, 2004 and 2003, respectively. Other investments also include an investment in Banker’s Bank stock of $457,788 and $208,392 at December 31, 2004 and 2003, respectively, and an investment in CBAA Services, Inc., a group purchasing entity organized by the Community Bankers Association of Alabama, of $20,000 at December 31, 2004.

Source of Funds

General. The major sources of Peoples Bank’s funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities of investment securities, certain borrowings, and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law.

Borrowings. We may obtain advances from the Federal Home Loan Bank of Atlanta to supplement Peoples Bank’s supply of lendable funds. Advances from the Federal Home Loan Bank of Atlanta may be secured by a pledge of Peoples Bank’s stock in the Federal Home Loan Bank of Atlanta, a portion of Peoples Bank’s first mortgage loans, and any securities obtained through leveraged transactions. The Federal Home Loan Bank of Atlanta has agreed to make advances to us up to a total amount equal to 30 percent of our total assets, which equated to approximately $118 million at December 31, 2004. To maintain our eligibility to borrow up to 30 percent of our assets, we must (i) maintain a CAMELS rating of 1 or 2, including an asset quality rating of 1 or 2, (ii) have a satisfactory collateral audit performed by the Federal Home Loan Bank of Atlanta, and (iii) maintain an advances-to-assets ratio of greater than 20 percent. At December 31, 2004, Peoples Bank had outstanding Federal Home Loan Bank advances of $96.4 million which we have utilized to purchase certain securities which are now classified as “available for sale” in our investment portfolio.

Peoples Bank also has unsecured lines of credit with correspondent banks. First Tennessee Bank has extended to Peoples Bank an accommodation to make advances of federal funds to Peoples Bank in an amount up to $15 million. This accommodation is subject to Peoples Bank maintaining a demand deposit account with First Tennessee Bank. As of December 31, 2004, Peoples Bank had no amounts outstanding under this accommodation.

The Bankers Bank also has extended to Peoples Bank an accommodation to make advances of federal funds in an amount up to $11 million. Peoples Bank must maintain a demand deposit account with The Bankers Bank and may not have an advance balance outstanding for more than 14 days. Upon a default in payment by Peoples Bank, The Bankers Bank has the right to offset the amount of that default against any other obligations it may owe Peoples Bank. As of December 31, 2004, Peoples Bank did not have any amounts outstanding under The Bankers Bank accommodation.

National Bank of Commerce also extended an accommodation for federal fund advances in an amount up to $4 million. No amounts were outstanding to National Bank of Commerce at December 31, 2004.

Subsidiary Activity. Altrust has three wholly-owned subsidiaries, all incorporated under the laws of the State of Alabama. These include Peoples Bank, Southern Insurance, and Southern Appraisal. Southern Insurance is an approved agent for Chicago Title Insurance Company, Chicago, Illinois, and Stewart Title Insurance Company, Houston, Texas. Southern Insurance acts as an agent for obtaining title insurance for Peoples Bank’s real estate customers. No other products or services are offered by Southern Insurance. Southern Insurance receives commissions on title policy premiums as compensation for its services. Southern Appraisal provides real estate appraisal services to bank customers.

Peoples Bank does not have a significant portion of commercial banking loans concentrated within a single industry or group of related industries.

Seasonality, Cycles

We do not consider our banking operations to be seasonal in nature. Most cities and counties in which Peoples Bank has branch locations have diversified industries with a mix of farming and industry.

Other than the poultry industry in Cullman County, one of the largest poultry producing counties in the country, there is no other single industry that we believe has a material economic, seasonal or cyclical effect on Peoples Bank or its branches. While Cullman County does have a singular industry focus, Peoples Bank has been making poultry-related loans in Cullman County for nearly 25 years which has allowed Peoples Bank to study the poultry industry’s demand cycles and price fluctuations. Management believes it has the knowledge and experience necessary to deal with the poultry industry’s cycles and risks.

Competition

Peoples Bank operates in highly competitive markets. Peoples Bank competes directly for deposits in its commercial banking market with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, and insurance companies, locally, regionally and nationally, some of which compete with offerings by mail, telephone, computer and the Internet. In its commercial and consumer lending activities, Peoples Bank competes with other financial institutions as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit to customers located in our market area. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of Peoples Bank.

Many of the largest banks operating in Alabama, including some of the largest banks in the region, have offices in our markets. Many of these institutions have greater resources, broader geographic markets and higher lending limits and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services, and electronic technology than we may. To offset these competitive disadvantages, Peoples Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

On December 31, 2004, we had approximately 150 full-time equivalent (FTE) employees. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

SUPERVISION AND REGULATION

The banking and financial services industry is extensively regulated under both federal and state law. The following discussion summarizes certain statutes, rules and regulations affecting our business and operations. This summary is qualified in its entirety by reference to the statutory and regulatory provisions referred to below and elsewhere and is not intended to be an exhaustive description of the statutes or regulations applicable to us. Changes in the laws and regulations that apply to us can affect our operations in substantial and unpredictable ways. We cannot accurately predict whether legislation will be enacted, and, if enacted, the ultimate effect that it or any implementing regulations will have on our business, financial condition or results of operations.

The following summary describes our regulatory environment in the absence of any restrictive memoranda, orders or agreements with our regulators and therefore is further subject to, and does not address, the regulatory restrictions to which we have been subject. You should refer to and carefully review these restrictions, which are described below in this report. To the extent that the limitations imposed by those regulatory restrictions on our business activities are different than as described in this summary, then the regulatory restrictions govern.

Supervision, regulation, and examination of holding companies and banks by bank regulatory agencies are intended primarily for the protection of depositors rather than holders of our securities, including our common stock.

Holding Company Regulation

General

Altrust is a bank holding company within the meaning of the Bank Holding Company Act (the “BHC Act”) and a financial holding company within the meaning of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the “GLB Act”), and is subject to supervision, examination, and reporting by the Federal Reserve. The State of Alabama does not currently regulate bank holding companies, but does regulate Altrust’s bank subsidiary, Peoples Bank. Altrust is required to file with the Federal Reserve periodic reports and any additional information as the Federal Reserve may require. The Federal Reserve regularly examines Altrust and may examine its subsidiaries.

Investment Activities

The BHC Act requires prior Federal Reserve approval for, among other things:

•	the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank; and

•	a merger or consolidation of a bank holding company with another bank holding company.

The Change in Bank Control Act and Federal Reserve regulations also generally require a notice and prior action thereon if anyone not subject to the BHC Act application acquires 10% or more of a bank’s or its parent holding company’s securities where the bank or holding company has a class of securities registered under the Exchange Act.

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to those activities.

The GLB Act, made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become “financial holding companies.” Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, board insurance agency activities, merchant banking, and other activities that the Federal Reserve determines to be financial in nature or complementary to those activities. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company’s controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Altrust received approval as a financial holding company on April 23, 2000.

Source of Financial Strength

Federal Reserve policy requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks. This means that a bank holding company must be prepared to use available resources to provide adequate capital funds to its bank subsidiaries during periods of financial stress and must have sufficient financial flexibility and capital-raising capacity to provide ongoing support to the banks. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or “FIRREA,” if a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company’s subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution’s failure. As a result, a bank holding company may be required to loan money to its subsidiaries in the form of capital notes or other instruments which qualify as capital under regulatory rules. Any loans from a bank holding company to its subsidiary banks likely will be unsecured and subordinated to the bank’s depositors and perhaps to other creditors of that bank.

Transactions With Affiliates

Altrust is a legal entity separate and distinct from Peoples Bank. Various legal limitations restrict Peoples Bank from lending or otherwise supplying funds to Altrust or its other affiliates. Section 23A of the Federal Reserve Act limits a bank’s “covered transactions,” which include extensions of credit with any affiliate, to 10% of the bank’s capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank’s affiliates. Finally, all of a bank’s extensions of credit to an affiliate must be appropriately secured by acceptable collateral, generally United States government or agency securities.

Section 23B of the Federal Reserve Act requires that covered and exempt transactions among affiliates be on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to the bank or its subsidiary, as those prevailing at the time for transactions with unaffiliated companies.

Bank Regulation

General

Peoples Bank is an Alabama bank whose deposits are insured by the FDIC. Peoples Bank is subject to regulation and examination by the Alabama Superintendent of Banks and by the FDIC. The Alabama Superintendent of Banks and the FDIC regulate and examine all of Peoples Bank’s operations, including its overall financial condition and resources, loan loss reserves, the quality of its loan portfolio, mortgages, payments of dividends, interest rates charged, the establishment of branches, the actions of its directors and management, the investment of its funds, and compliance with its charter and the law.

The powers of Alabama-chartered banks include provisions designed to provide these banks with competitive equality to the powers of national banks. In addition, the GLB Act permits banks to engage in “financial activities” through subsidiaries in a manner similar to financial holding companies.

Dividends

Dividends from Peoples Bank historically have been Altrust’s primary source of funds for servicing debt and paying cash dividends to our stockholders.

Under Alabama law, a bank may not pay a dividend in excess of 90% of its net earnings until its surplus is equal to at least 20% of its capital. The prior approval of the FDIC and/or the Alabama Superintendent is required if the total of all dividends declared by a bank in any calendar year will exceed the sum of that bank’s net earnings for the year and its retained net earnings for the preceding two calendar years, less any required transfers to surplus. In addition, a bank may not pay dividends from its surplus without the prior approval of the Alabama Superintendent. During 2004, Peoples Bank paid cash dividends to Altrust of $1,043,819. During 2003, Peoples Bank paid no cash dividends to Altrust.

In addition, Altrust and Peoples Bank are subject to various regulatory policies and requirements that affect the payment of dividends, including requirements to maintain adequate capital. The appropriate federal and state regulatory authorities are authorized to determine, based on the financial condition of a bank or bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of those dividends. The FDIC and the Alabama Superintendent have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice.

As to Altrust, the Federal Reserve may prohibit the payment of dividends to our stockholders if it determines that the payment would constitute an unsafe or unsound practice. The Federal Reserve’s position is that a bank holding company should not pay dividends if it is experiencing earnings weaknesses or other financial pressures and should not pay dividends that exceed its net income, that are inconsistent with its capital position or that could only be funded in ways that weaken its financial health, such as by borrowing or selling its assets. In addition, a bank holding company must not pay dividends if such payment would affect its ability to provide adequate financial support for its subsidiary banks.

Safety and Soundness

The FDIC has adopted the Federal Financial Institutions Examination Council’s, or the “FFIEC,” internal rating system for assessing the soundness of financial institutions on a uniform basis and for identifying those institutions requiring special supervisory attention. Each financial institution is assigned a confidential composite “CAMELS” rating based on an evaluation and rating of the following six components of an institution’s financial condition and operations:

•	Capital adequacy;

•	Asset quality;

•	Management;

•	Earnings;

•	Liquidity; and

•	Sensitivity to market risk.

For most institutions, the FFIEC has indicated that market risk primarily reflects exposures to changes in interest rates. When regulators evaluate this component, consideration is expected to be given to the sensitivity of the financial institution’s earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices, or equity prices; management’s ability to identify, measure, monitor and control exposure to market risk; the nature and complexity of interest rate risk exposure arising from non-trading positions; and the adequacy of its capital and earnings in relation to its level of exposure.

Capital Regulations

The federal bank regulatory agencies have adopted risk-based capital guidelines for bank holding companies and banks. The guideline for a minimum ratio of capital to risk-weighted assets, including certain off-balance-sheet activities, such as standby letters of credit, is 8.0%. At least half of the total capital must consist of “Tier 1 Capital,” which includes common equity, retained earnings and a limited amount of qualifying preferred stock, less goodwill. The remainder may consist of “Tier 2 Capital,” which includes non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, term subordinated debt, intermediate term preferred stock and up to 45.0% of the pretax unrealized holding gains on available-for-sale equity securities with readily determinable market values that are prudently valued, and a limited amount of any loan loss allowance.

All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. The federal agencies have established minimum leverage ratio guidelines for bank holding companies, national banks, and state banks, which provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3.0%, plus an additional cushion of 1.0% to 2.0% if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels. Higher capital may be required in individual cases, depending upon a bank holding company’s risk profile. Lastly, the Federal Reserve’s guidelines indicate that the Federal Reserve will continue to consider a “Tangible Tier 1 Leverage Ratio,” calculated by deducting all intangibles, in evaluating proposals for expansion or new activity.

The Federal Deposit Insurance Corporation Improvement Act (the “FDICIA”) requires the federal banking agencies to take “prompt corrective action” in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers:

•	well capitalized;

•	adequately capitalized;

•	undercapitalized;

•	significantly undercapitalized; and

•	critically undercapitalized.

A depository institution’s capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation. The capital measures used by the federal banking regulators are:

•	the Total Capital ratio, which is the ratio of the total of Tier 1 Capital and Tier 2 Capital to total risk-weighted assets;

•	the Tier 1 Capital ratio; and

•	the Leverage Ratio.

Under these regulations, a bank will be:

•	“well capitalized” if it has a Total Capital ratio of 10.0% or greater, a Tier 1 Capital ratio of 6.0% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater – or 3.0% in some circumstances – and is not well capitalized;

•	“undercapitalized” if it has a Total Capital ratio of less than 8.0% or a Tier 1 capital ratio of less than 4.0%, or 3.0% in some circumstances;

•	“significantly undercapitalized” if it has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%; or

•	“critically undercapitalized” if its tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

CAPITAL ADEQUACY RATIOS

The following table sets forth the capital information of Altrust and Peoples Bank as of December 31, 2004.

CAPITAL ADEQUACY RATIOS

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total risk based capital to risk weighted assets:
Peoples Bank	$40,386	16.71%	$19,335	8.0%	$24,169	10.0%
Consolidated	40,398	16.70%	19,350	8.0%	24,187	10.0%

Tier 1 capital to risk weighted assets:
Peoples Bank	37,885	15.68	9,667	4.0	14,501	6.0
Consolidated	37,898	15.67	9,675	4.0	14,512	6.0%

Tier 1 capital to average assets (leverage ratio):
Peoples Bank	37,885	9.78	15,492	4.0	19,365	5.0
Consolidated	37,898	9.78	15,499	4.0	19,374	5.0

Community Reinvestment Act

Altrust and Peoples Bank are subject to the Community Reinvestment Act, or the “CRA,” and the federal banking agencies’ related regulations. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with their safe and sound operation, to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires a depository institution’s primary federal regulator, in connection with its examination of the institution, to assess the institution’s record of assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency’s assessment of the institution’s record is made available to the public. Further, such assessment is required of any institution that has applied to:

•	charter a bank;

•	obtain deposit insurance coverage for a newly-chartered institution;

•	establish a new branch office that accepts deposits;

•	relocate an office; or

•	merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution.

A less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Peoples Bank’s primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider:

•	demographic data about the community;

•	the institution’s capacity and constraints;

•	the institution’s product offerings and business strategy; and

•	data on the prior performance of the institution and similarly situated lenders.

The Federal bank regulators recently proposed changes to their CRA regulations. Financial holding company subsidiaries must receive “satisfactory” or better CRA ratings to engage in financial holding company or subsidiary activities permitted by the GLB Act. Peoples Bank received a “satisfactory” CRA rating on its most recent examination.

Consumer Regulations

Interest and certain other charges collected or contracted for by Peoples Bank are subject to state usury laws and certain federal laws concerning interest rates. Peoples Bank’s loan operations are also subject to certain federal laws applicable to credit transactions, such as:

•	the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;

•	the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;

•	the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies;

•	The GLB Act, which requires banks and their affiliated companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

FDIC Insurance Assessments

Peoples Bank’s deposits are primarily insured by the FDIC’s Bank Insurance Fund, or “BIF.” The FDIC utilizes a risk-based deposit insurance premium schedule to determine the assessment rates for Bank Insurance Fund-insured depository institutions. Each financial institution is assigned to one of three capital groups:

•	well capitalized;

•	adequately capitalized; or

•	undercapitalized.

Each financial institution is further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution’s primary federal and, if applicable, state regulators and other information relevant to the institution’s financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. The FDIC is presently considering whether to charge deposit insurance premiums based upon management weaknesses and whether the bank’s underwriting practices, concentrations of risk, and growth are undisciplined or outside industry norms.

The BIF assessment rates currently range from zero basis points on deposits for a financial institution in the highest category, to 27 basis points on deposits for an institution in the lowest category. In addition, the Deposit Insurance Funds Act of 1996 authorizes the FDIC to collect The Financing Corporation, or “FICO,” deposit assessments on Bank Insurance Fund – and Savings Association Insurance Fund-assessable deposits at the same rate. FICO assessments are set quarterly, and in 2004 ranged from 1.46 to 1.54 cents per $100 of assessable deposits. For the first quarter of 2005, the FICO assessment rate for such deposits will be 1.44 cents per $100 of assessable deposits. Peoples Bank paid no insurance premiums in 2002, 2003 or 2004, and paid FICO assessments of approximately $46, 248, $43,656 and $29,940, in each of these years, respectively.

Enforcement Policies and Actions

The Federal Reserve, the FDIC, and the Alabama Superintendent monitor compliance with laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in these agencies imposing fines or penalties, issuing cease and desist orders or memorandums of understanding, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and others participating in the affairs of a bank or bank holding company. The regulatory agencies have extensive powers to enforce their agreements with banks and bank holding companies, including, among other actions, civil money penalties, and possible proceedings to terminate FDIC insurance.

Fiscal and Monetary Policy

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings. Thus, our earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve.

The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The monetary policies of the Federal Reserve historically have had a significant effect on the operating results of commercial banks and will continue to do so in the future. The conditions in the national and international economies and money markets, as well as the actions and changes in policy by monetary and fiscal authorities, and their effect on us cannot be predicted.

USA PATRIOT Act

In the wake of the tragic events of September 11th, on October 26, 2001, the President signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, (“USA PATRIOT”). Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

•	to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;

•	to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;

•	to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and

•	to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

The USA PATRIOT Act requires financial institutions to establish anti-money laundering programs. The USA PATRIOT Act sets forth minimum standards for these programs, including:

•	the development of internal policies, procedures, and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program; and

•	an independent audit function to test the programs.

In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities.

The International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001 restricts money laundering by terrorists in the United States and abroad. This Act specifies new “know your customer” requirements that will obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with the act’s money laundering provisions in making decisions regarding approval of acquisitions and mergers. In addition, sanctions for violations of the act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1.0 million.

Insurance Regulation

Southern Insurance acts as an agent to obtain title insurance under various title insurance underwriters who are regulated by the Alabama Department of Insurance.

Legislative and Regulatory Changes

Legislative and regulatory proposals regarding changes in banking laws, the regulation of banks, thrifts and other financial institutions, as well as bank and bank holding company powers are being considered by the executive branch of the Federal government, Congress and various state governments, including Alabama. The FDIC has proposed comprehensive deposit insurance reform legislation. Other proposals pending in Congress would, among other things, allow banks to pay interest on checking accounts and to establish interstate branches de novo. The Alabama Banking Department has introduced legislation in the Alabama legislature that would, among other things, permit interstate de novo branching in Alabama by out-of-state banks, regulate bank holding companies and expand the enforcement powers of the Alabama Banking Department. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. It cannot be predicted whether any of these proposals will be adopted, and, if adopted, how these proposals will affect us.

Statistical Disclosure

Certain statistical and financial information (as required by Guide 3) is included in response to Item 2 of this Form 10 set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

ITEM 2. FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

We have derived the selected financial data set forth below as of and for the five years ended December 31, 2004 from our audited financial statements. You should read the following selected financial data with our financial statements and the related notes included elsewhere in this registration statement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The information below is not necessarily indicative of the results of future operations.

	2004	2003	2002	2001	2000
	(Dollars in Thousands)
Total interest income	$17,084	$15,558	$15,622	$16,228	$15,391
Total interest expense	4,668	3,871	4,781	6,643	6,923

Net interest income	12,416	11,688	10,841	9,585	8,468
Provision for loan losses	(426)	(837)	(1,152)	(740)	(353)

Net interest income after provision for loan losses	11,989	10,851	9,688	8,845	8,115
Noninterest income:
Service charges on deposits	5,083	3,864	3,279	2,287	1,914
Other income	1,105	1,062	610	667	632
Noninterest expense	13,263	11,633	9,215	7,120	6,399

Income before income taxes	4,914	4,143	4,362	4,679	4,262
Income tax expense	(1,551)	(1,387)	(1,295)	(1,645)	(1,619)
Net income	$3,364	$2,756	$3,067	$3,034	$2,643

Per Share Data(1):
Net income, basic	$0.64	$0.56	$0.72	$0.77	$0.67
Net income, assuming dilution	$0.64	$0.56	$0.72	$0.72	$0.63
Dividends declared	$0.15	$—	$—	$0.50	$—
Book value	$7.98	$7.26	$6.80	$5.84	$5.26

Financial Condition Data:
Assets	$393,690	$279,450	$276,996	$201,820	$193,043
Loans, net	$192,939	$182,677	$185,263	$145,380	$152,081
Cash and cash equivalents	$25,175	$5,985	$46,153	$24,364	$9,330
Investments	$142,357	$60,695	$24,016	$19,295	$20,277
Deposits	$241,642	$216,244	$230,941	$172,471	$154,968
Borrowed funds	$96,400	$—	$451	$139	$398
Federal funds purchased	$—	$10,573	$—	$—	$—
Company guaranteed debt of ESOP	$2,546	$3,096	$3,596	$3,742	$4,855
Repurchase agreements	$4,714	$4,997	$4,514	$—	$—
Shareholders’ equity and redeemable common stock held by ESOP	$43,366	$40,269	$33,257	$23,158	$20,867

Selected Average Balances
Total assets	$345,655	$282,828	$249,431	$201,125	$185,224
Loans, net	$192,504	$186,088	$170,920	$152,598	$146,945
Deposits	$236,283	$231,028	$210,833	$169,570	$142,878
Shareholders equity	$41,804	$36,337	$28,865	$22,013	$19,416

Selected Ratios
Return on average assets	0.97%	0.97%	1.23%	1.51%	1.43%
Average loans to average deposits	81.47%	80.55%	81.07%	89.99%	102.85%
Return on average equity	8.05%	7.58%	10.63%	13.78%	13.61%
Average equity to average assets	12.09%	12.85%	11.57%	10.94%	10.48%
Dividend Payout Ratio	23.44%	0%	0%	64.94%	0%
Ratio of nonperforming assets to total assets	0.87%	1.85%	1.75%	1.63%	0.94%
Ratio of allowance for loan losses to total loans, net of unearned income	1.28%	1.26%	1.17%	1.18%	0.86%
(1)	Per share data has been revised to reflect the effects of the 2-for 1 stock split on March 15, 2000.

RISK FACTORS

We may not be able to successfully manage our growth or implement our growth strategies, which may adversely affect our results of operations and financial condition.

During the last five years, we have experienced significant growth, and a key aspect of our business strategy is our continued growth and expansion. Our ability to continue to grow depends, in part, upon our ability to:

•	open new branch offices or acquire existing branches or other financial institutions;

•	attract deposits to those locations; and

•	identify attractive loan and investment opportunities.

We may not be able to successfully implement our growth strategy if we are unable to identify attractive markets, locations or opportunities to expand in the future. Our ability to manage our growth successfully also will depend on whether we can maintain capital levels adequate to support our growth, maintain cost controls and asset quality and successfully integrate any businesses we acquire into our organization.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations; we depend on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our President and Chief Executive Officer, J. Robin Cummings, and our other executive and senior lending officers. We have not entered into employment agreements with any of our management team or key personnel, and have no assurance that we will be able to continue to retain their services. The unexpected loss of Mr. Cummings or other key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. We maintain key man life insurance policies only on our CEO, Robin Cummings. We maintain bank owned life insurance (BOLI) on Mr. Cummings and various other senior officers.

The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals by us more difficult. The market for these professionals is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability will depend in substantial part upon the spread between the interest rates earned on loans and investments and interest rates paid on deposits and other interest-bearing liabilities. We may pay above-the-market rates to attract depositors as we have done in some of our marketing promotions in the past. Changes in interest rates will affect our operating performance and financial condition in diverse ways including the pricing of securities, loans and deposits, the volume of loan originations in our mortgage banking business and the value we can recognize on the sale of mortgage and home equity loans in the secondary market. We attempt to minimize our exposure to interest rate risk, but we will be unable to eliminate it. Based on our asset/liability position at December 31, 2004, we anticipate that an increase in interest rates would benefit our net interest income in the short term. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally.

Our leveraged investment strategy has risks of loss.

Our assets increased approximately $114 million from December 31, 2003 to December 31, 2004. Approximately 85% of the increase in our assets from 2003 to 2004 was due to our borrowing of $96.4 million of advances under our current line of approximately $118 million with the Federal Home Loan Bank of Atlanta. With the proceeds of these advances we increased securities available for sale for 2004 approximately $82 million and reduced Fed Funds purchased from $10.6 million to zero.

Changes in the level of interest rates may negatively affect the value of our assets. Approximately $119 million or 86% of our total securities portfolio are fixed-rate securities. Fixed rate securities are generally affected more negatively by increases in our interest rates. GAAP requires us to reduce our shareholders’ equity, or book value, by the amount of any decrease in the market value of our securities available for sale. A decline in the market value of our assets may limit our ability to borrow additional funds or result in our lenders requiring additional collateral from us under our loan credit agreements. As a result, we could be required to sell some of our investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

Changes in interest rates also may affect our net interest income, which is the difference between the interest income that we earn on our interest-earning investments and the interest expense that we incur in financing our investments. In a period of rising interest rates, our interest expense could increase in different amounts and at different rates and times than the interest that we earn on our assets. If the net differential between our interest income on our assets and our interest expense to carry such securities was reduced, our net income would be reduced. Interest rate fluctuations resulting in our interest expense exceeding our interest income could result in operating losses for us and may limit or eliminate our ability to pay dividends to our shareholders. The return on our investments, the cash available for paying dividends to our shareholders and the amount of capital to support our capital adequacy may be reduced to the extent that changes in market conditions cause the costs of our financings to increase relative to the income that can be derived from the assets we hold in our portfolio. Further, the leverage we have incurred through our Federal Home Loan advances may exacerbate any losses we incur.

We may be adversely affected by economic conditions in our market area.

We are headquartered in northern Alabama, and our market includes Blount, Cullman, Marshall and Morgan Counties, Alabama, as well as the northern portion of Jefferson County, Alabama. Because our lending is concentrated in this market, we will be affected by the general economic conditions in north central Alabama. Changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing and the performance of our bank and insurance subsidiaries. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and the demand for banking products and services generally could negatively affect our financial condition and performance.

Cullman county is a large poultry-producing area. Though we do not have significant credit exposure to the poultry business, the downturn in the poultry industry could have a negative impact on local economic conditions and real estate collateral values generally, which could negatively affect our profitability.

Deterioration in local, regional, national or global economic conditions could result in, among other things, an increase in loan delinquencies, a decrease in property values, a change in housing turnover rate or a reduction in the level of bank deposits. Particularly, a weakening of the real estate or employment market in our primary market area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability. Substantially all of our real estate loans are collateralized by properties located in the northern Alabama market area, and substantially all of our loans are made to borrowers who live in and conduct business in this market area. Any material economic deterioration in this market area could have an adverse impact on our profitability.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of our customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and these losses may exceed our current estimates. Rapidly growing loan portfolios, like ours, are, by their nature, unseasoned. As a result, estimating loan loss allowances is more difficult for us, and may be more susceptible to changes and to losses exceeding estimates, than more seasoned portfolios. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or that our loan loss allowance will be adequate in the future. Excessive loan losses could have a material adverse effect on our financial performance. Because of our growth strategy, we expect that our earnings will be negatively affected by loan growth, which generally requires us to make additions to our allowance for loan losses. Consistent with our loan loss reserve methodology, we expect to make additions to our loan loss reserve levels as a result of our growth strategy, which may affect our short-term earnings.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision for loan losses or in loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services.

To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share, and may adversely affect our results of operations and financial condition.

Our profitability may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

We are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking legislation and regulations have had, and will continue to have, or may have a significant impact on the financial services industry. These regulations, which are intended to protect our depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence our earnings and growth. Our success depends on our continued ability to maintain compliance with these regulations. Some of these regulations may increase our costs and thus place other financial institutions that are not subject to similar regulation in stronger, more favorable competitive positions.

If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable to us. This could negatively affect our performance and the value of our common stock.

Our business strategy calls for continued growth. We anticipate that we will be able to support this growth through the generation of additional deposits at existing and new branch locations as well as investment opportunities. However, we may need to raise additional capital in the future to support our continued growth and to maintain our capital levels. Our ability to raise capital through the sale of additional securities will depend primarily upon our financial condition and the condition of financial markets at that time. We may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our growth may be constrained if we are unable to raise additional capital as needed.

Our executive officers, directors and other five percent or greater shareholders and entities affiliated with them own a large percentage of our company, and could influence matters requiring approval by our shareholders.

As of December 31, 2004, our executive officers, directors, and other five percent or greater shareholders and entities affiliated with them, beneficially owned approximately 31.5% of our outstanding common stock (excluding ESOP shares). These shareholders, acting together, would be able to influence matters requiring approval by our shareholders, including the election of directors. Thus, actions might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control even if such a transaction is favored by other shareholders.

Some of our loan concentrations present a business risk if segments of the economy suffer a downturn.

Our loan portfolio is concentrated in consumer finance loans, including real estate mortgages. Although we do not believe that the concentration of our loans in consumer finance lending areas currently pose an undue risk to us, a downturn in the local economy that negatively affects the ability of our consumer borrowers to repay their loans could have a significant adverse effect on our financial condition and performance.

A downturn in the real estate market could hurt our business.

A downturn in the real estate market could hurt our business because many of our loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. If real estate prices decline, the value of real estate collateral securing our loans could be reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans. As of December 31, 2004, approximately 76.34% of our loan portfolio consisted of loans collateralized by various types of real estate. Substantially all of our real property collateral is located in northern Alabama. If there is a significant decline in real estate values, especially in north central Alabama, the collateral for our loans will provide less security. Any such downturn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face credit quality risks and our credit policies may not be sufficient to avoid losses

We lend primarily to individuals and small- to medium- size businesses, which may expose us to greater risks than if we made loans principally to larger, better-capitalized businesses with longer operating histories. Although we maintain credit policies and underwriting and credit monitoring procedures to manage our risk of loss, these policies and procedures may not prevent losses as a result of unexpected defaults by our borrowers, which could harm our results of operations and financial condition.

If we are required to write down goodwill and other intangible assets, our financial condition and results of operations will be negatively affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. Under current accounting standards, if we determine goodwill or intangible assets are impaired, we will be required to write down the value of these assets. We conduct an annual review to determine whether goodwill and other identifiable intangible assets are impaired. We cannot assure you that we will not be required to take an impairment charge in the future. Any impairment charge would have a negative effect on our shareholders’ equity and results of operations that could materially and adversely affect the value of our common stock.

We are required to maintain capital to meet regulatory requirements, and if we fail to maintain sufficient capital, our financial condition, liquidity and results of operations would be adversely affected.

We and our subsidiary bank must meet regulatory capital requirements. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected. Our failure to remain “well capitalized” and “well managed” for regulatory purposes could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance, our ability to raise brokered deposits, our ability to pay dividends on common stock, our ability to make acquisitions, and we would no longer meet the requirements for remaining a financial holding company.

Technological changes affect our business, and we may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving clients better, the effective use of technology may increase efficiency and may enable financial institutions to reduce costs. Our future success will depend, in part, upon our ability to use technology to provide products and services that provide clients convenience and to create additional efficiencies in our operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices accepted within the banking industry. Our significant accounting policies are described in the notes to our consolidated financial statements. Certain accounting policies require management to make significant estimates and assumptions that have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.

We believe the following are the critical accounting policies that require the most significant estimates and assumptions and that are particularly susceptible to a significant change in the preparation of our financial statements.

Valuation of Investment Securities

Investment securities can be classified into three categories. Debt securities that we have the intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. As of December 31, 2004, we do not have any securities classified as “held to maturity.” Debt and equity securities that are bought and held with the intent to sell the securities in the near term are classified as “trading securities” and reported at their fair value, with unrealized gains and losses included in earnings. We did not have any securities classified as trading securities as of December 31, 2004. Debt securities not classified as either held-to-maturity securities or trading securities, and equity securities not classified as trading securities, are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income.

Premiums and discounts related to securities are amortized or accreted over the life of the related security as an adjustment to the yield using the effective interest method and considering prepayment assumptions. Dividend and interest income is recognized when earned.

Gains and losses on sales or calls of securities are recognized on the trade date based on the adjusted cost basis of the specific security. Declines in fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value.

Management conducts regular reviews to assess whether the values of our investments are impaired and whether any such impairment is other than temporary. If management determines that the value of any investment is other-than-temporarily impaired, we record a charge against earnings equal to the amount of the impairment. The determination of whether other-than-temporary impairment has occurred involves significant assumptions, estimates and judgments by management. Changing economic conditions – global, regional or related to industries of specific issuers – could adversely affect these values. We recorded no impairment of our investment securities during 2003 or 2004.

Allowance and Provision for Loan Losses

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of the estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for losses on loans. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis addresses the major factors that affected our results of operations and financial condition reflected in our audited financial statements for the years ended December 31, 2004, 2003 and 2002. This discussion is intended to supplement and highlight information contained in, and should be read in conjunction with, Altrust’s consolidated financial statements and related notes and the selected financial data presented elsewhere in this report. For the purposes of the discussions in this Item 2, the words “we,” “us,” and “our” refer to the combined entities of Altrust and Peoples Bank.

Formation and Basis of Presentation

Altrust was incorporated on May 16, 1985 to become the parent holding company of Peoples Bank of Cullman County, which changed its name in 1994 to the Peoples Bank of North Alabama.

In May 1994, Peoples Bank opened its first branch outside of Cullman County through the purchase from the Resolution Trust Corporation of the Decatur, Alabama branch of Altrust Federal Savings Bank. Peoples Bank assumed approximately $7.0 million total estimated fair value of deposits, accrued interest and other liabilities, and purchased approximately $3.0 million of selected assets. We paid a premium of $640,000 on the deposits assumed, which was assigned to core deposit intangible on our balance sheet and has been amortized on a straight-line basis over an estimated life of 15 years. As of December 31, 2004, the remaining unamortized core deposit intangible for the Altrust Federal Savings Bank transactions was $188,432.

In February 1998, Peoples Bank acquired the Lacey’s Spring and Somerville branches of Banker’s Trust of Madison, Alabama. We purchased approximately $3.0 million of selected assets and assumed substantially all of the deposit liabilities of the two branches, which liabilities had a total estimated fair market value of approximately $18.7 million. We paid a $1.4 million premium on the deposits assumed, which was assigned to core deposit intangible on our balance sheet and has been amortized on a straight-line basis over an estimated life of 15 years. As of December 31, 2004, the remaining unamortized core deposit intangible for the Banker’s Trust transaction was $790,785.

In May 2002, Peoples Bank acquired six Marshall County branches of Community Bank, Blountsville, Alabama. We purchased approximately $58.8 million of loans and approximately $4.7 million of other assets (including capitalized leases on branch premises), and assumed approximately $79.6 million of deposit liabilities. We paid Community Bank a $4.9 million premium on the core deposit liabilities we assumed, purchased the performing loans at book value, purchased classified and other problem loans at negotiated values reflecting our estimates of realizable value, and purchased branch facilities at negotiated prices. Of the $4.9 million core deposit premium we paid, we assigned $4.0 million to goodwill and $900,000 to core deposit intangible based on a valuation performed by an external consultant. The core deposit intangible from the Marshall County branch acquisition is being amortized on an accelerated basis over an estimated life of 7 years based on estimated deposit account attrition. As of December 31, 2004, the remaining unamortized core deposit intangible for the Marshall County branch acquisitions was $52,000.

Altrust Financial Services, Inc. Savings and Employee Stock Ownership Plan

In February 1999, Altrust Financial Services, Inc. Savings and Employee Stock Ownership Plan (the “ESOP”) purchased 330,975 shares of our common stock at fair market value, as established by an independent valuation firm. Of the total number of shares purchased, 205,844 shares were purchased from certain Altrust directors. The purchase of these shares increased the ESOP’s ownership percentage to 30.43% of Altrust’s outstanding capital stock, thereby requiring the filing of a change in bank control notice and resulting in the ESOP becoming a bank holding company because of its controlling interest in Peoples Bank through Altrust.

The ESOP financed the acquisition of 330,975 shares of our common stock with a loan from First Tennessee Bank in the amount of $5,212,856, secured by a pledge of the 330,975 shares of Altrust common stock acquired. Altrust guaranteed the loan from First Tennessee Bank. Altrust’s guarantee is recorded as a liability on our balance sheet and as a reduction of Altrust’s equity. Annual mandatory contributions, expensed by us as employee compensation, are made to the ESOP and are used for loan payments to First Tennessee. As loan principal payments are made, the capital is replenished by a like amount and shares of Altrust common stock are released from Altrust’s pledge to First Tennessee for allocation among the ESOP participants. As of December 31, 2004, the outstanding balance of First Tennessee’s loan to the ESOP was $2.5 million.

In accordance with the ESOP, Altrust is expected to honor the rights of participants to liquidate their ownership of the common stock in the event of termination. To the extent that allocated shares of common stock held by the ESOP are not readily traded, a sponsor must reflect the maximum cash obligation related to those securities outside of shareholders’ equity to liabilities. As of December 31, 2004 and 2003, the allocated shares held by the ESOP were 835,819 and 768,037, respectively, with a fair value and maximum cash obligation of $8,023,862 and $6,144,296, respectively.

RESULTS OF OPERATIONS

General

As of December 31, 2004, we had total consolidated assets of $393.7 million, total loans of $195.4 million, total deposits of $241.6 million, and shareholders’ equity of $35.3 million. Net income for the 12 months ended December 31, 2004 was $3.4 million and diluted earnings per common share were $0.64.

Our principal source of revenue comes from net interest income, which is the difference between:

•	income we receive on our interest-earning assets, such as investment securities and loans; and

•	payments we make on our interest-bearing sources of funds, such as deposits and borrowings.

The level of net interest income is determined primarily by the average balances, or volume, of our interest-earning assets and the various rate spreads between these interest-earning assets and our funding sources. Changes in our net interest income from period to period result from, among other things:

•	increases or decreases in the volumes of interest-earning assets and interest-bearing liabilities;

•	increases or decreases in the average rates earned and paid on those assets and liabilities;

•	our ability to manage our interest-earning asset portfolio, which includes loans; and

•	the availability and costs of particular sources of funds, such as non-interest-bearing deposits, and our ability to “match” our interest-earning assets and interest-bearing liabilities.

Net Income

Our net income for the 12 month period ended December 31, 2004 was $3.4 million, representing an increase of $608,000 over net income of $2.75 million for 2003. Diluted earnings per common share increased to $0.64 for the fiscal year ended December 31, 2004, as compared to $0.56 for the fiscal year ended December 31, 2003, based upon the weighted average of common shares and common share equivalents outstanding of 5,277,933 and 4,906,593, for 2004 and 2003 respectively.

The following table summarizes the components of our income and expense, and the changes in those components for the past three years.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2002, 2003 and 2004

(Dollars In Thousands)

		Change from Prior Year			Change from Prior Year			Change from Prior Year
	2004	Amount	%	2003	Amount	%	2002	Amount	%
Interest Income	$17,084	$1,526	9.81%	$15,558	$(64)	(.4)%	$15,622	$(607)	(3.74)%
Interest Expense	4,668	797	20.59	3,871	(911)	(19.05)	4,781	(1,862)	(28.03)
Net Interest Income	12,416	728	6.23	11,688	847	7.81	10,841	1,255	13.09

Provision for loan losses	426	(411)	(49.10)	837	(315)	(27.34)	1,152	412	55.68
Net Interest Income After Provision for Loan Losses	11,989	1,138	10.49	10,851	1,162	11.99	9,689	843	9.53

Non-interest Income	6,188	1,262	25.62	4,926	1,037	26.70	3,889	935	31.65
Non-interest Expense	13,263	1,629	14.00	11,633	2,418	26.23	9,215	2,096	29.44

Income before income taxes	4,914	771	18.61	4,143	(219)	(5.02)	4,362	(318)	(6.80)
Income tax provision	1,551	163	11.75	1,387	(92)	(7.10)	1,295	(350)	(21.28)

Net Income	$3,364	$608	22.06%	$2,756	$(311)	(10.14)%	$3,067	$32	1.05%

Volume-Rate Analysis

The following table shows a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rate for each category of interest-earning assets and interest-bearing liabilities for 2004 to 2003 and 2003 to 2002.

	2004 Versus 2003 Increase (decrease) Due to Change in:				2003 Versus 2002 Increase (decrease) Due to Change in:
(In Thousands)	Volume	Rate	Rate / Volume	Total	Volume	Rate	Rate / Volume	Total
Interest income on:
Loans	$492	$(1,478)	$(50)	$(1,036)	$1,295	$(1,469)	$(130)	$(304)
Available for sale securities
Taxable	1,280	460	590	2,330	371	57	40	468
Non - taxable	226	1	6	233	(7)	(11)	1	(17)
Other earning assets	39	(33)	(8)	(2)	(226)	33	(17)	(210)

Total interest income	2,037	(1,050)	538	1,525	1,433	(1,390)	(106)	(63)

Interest expense on:
Interest bearing demand deposits	(142)	(147)	43	(246)	54	107	19	180
Savings deposits (includes MMDAs)	96	24	14	134	123	(378)	(91)	(346)
Time deposits < $100	(446)	(155)	31	(570)	(8)	(441)	1	(448)
Time deposits > $100	145	(162)	(37)	(54)	(117)	(351)	40	(428)
Federal Funds Purchased	(28)	6	(3)	(25)	—	—	49	49
Repurchase Agreements	5	(4)	—	1	71	(17)	(24)	30
Other borrowings	2,447	(89)	(801)	1,557	19	31	3	53

Total interest expense	2,077	(527)	(753)	797	142	(1,049)	(3)	(910)

Net interest income	$(40)	$(523)	$1,291	$728	$1,291	$(341)	$(103)	$847

Altrust has experienced declines in net interest income during the last two years relating to the rate component because of its net asset sensitivity position. As interest rates have fallen, net interest income has been adversely affected. This trend is expected to reverse as the Federal Reserve increases interest rates, although competitive pressures relating to deposit rates may weaken the net interest margin in future periods. For additional information relating to our interest rate sensitivity, refer to the discussions under “Quantitative and Qualitative Disclosures about Market Risk.”

Net Interest Income

Net interest income is the principal component of our earnings and represents the difference between revenue generated by interest-earning assets and the interest costs related to funding those assets. Net interest income is affected by changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities.

Net interest income increased 6.22% to $12.4 million for the year ended December 31, 2004 compared to net interest income of $11.7 million for the year ended December 31, 2003 and $10.8 million for the year ended December 31, 2002. Net interest margin, which is computed by dividing net interest income by average interest-earning assets, was 4.12%, 4.93% and 4.96% for the three years ended December 31, 2004, 2003 and 2002, respectively. Competitive pressures, Federal Reserve Bank monetary policies, and the composition of interest-earning assets and interest-bearing liabilities affect the net interest margin. Net interest income during 2004 reflected a substantial increase of approximately $728,000 when compared to 2003. The increase in net interest income was due to the substantial leveraged portfolio investments we made in 2004, financed through Federal Home Loan Bank borrowings. Although the leverage strategy increased net interest income, it also decreased our net interest margin because the interest rate spread on the leveraged investments was substantially lower than our historical net interest margin.

The significant increase in interest expense during 2004 was principally due to the over $96 million in Federal Home Loan Bank advances we used to leverage the purchase of certain of the investment securities for our investment portfolio.

The following table details average balances (using daily averages) of interest-earning assets and interest-bearing liabilities, the amount of interest earned or paid thereon, and the yield or rate for the years ended December 31, 2004, 2003 and 2002.

Average Consolidated Balance Sheets and Net Interest Analysis

	December 31, 2004			December 31, 2003			December 31, 2002
(In Thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS
Earning Assets
Loans, net of unearned income	$192,504	$13,246	6.88%	$186,088	$14,282	7.67%	$170,920	$14,587	8.53%
Available for sale securities
Taxable	87,214	3,327	3.81%	38,194	997	2.61%	22,452	529	2.36%
Non - taxable	8,549	286	3.35%	1,614	53	3.28%	1,791	70	3.91%
Other earning assets	13,260	225	1.69%	11,362	226	1.99%	23,562	436	1.85%

Total earning assets	301,527	17,084	5.67%	237,258	15,558	6.56%	218,725	15,622	7.14%

Allowance for loan losses	(2,502)			(2,454)			(2,110)
Intangible assets	5,948			5,769			4,169
Cash and due from banks	14,642			20,831			16,803
Premises and equipment	12,688			10,793			9,068
Other assets	13,344			10,631			2,776

Total assets	$345,647			$282,828			$249,431

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing Liabilities
Interest-bearing demand deposits	24,993	241	0.96%	35,263	487	1.38%	29,953	306	1.02%
Savings deposits (includes MMDAs)	83,458	298	0.36%	52,701	165	0.31%	42,507	511	1.20%
Time deposits < $100	58,883	1,612	2.74%	74,025	2,182	2.95%	74,243	2,630	3.54%
Time deposits > $100	29,079	580	1.99%	23,648	634	2.68%	26,587	1,062	3.99%
Federal funds purchased	1,328	24	1.80%	3,069	49	1.60%	—	—	0.00%
Repurchase Agreements	5,647	82	1.45%	5,315	81	1.52%	2,224	51	2.29%
Other borrowings	58,708	1,831	3.12%	5,900	273	4.63%	5,430	221	4.07%

Total interest-bearing liabilities	262,096	4,668	1.78%	199,921	3,871	1.94%	180,944	4,781	2.64%

Noninterest bearing demand deposits	39,869			45,392			37,543
Accrued expenses and other liabilities	1,884			1,179			2,079
Shareholders’ equity and redeemable common stock held by ESOP	42,270			36,613			28,832
Unrealized gain/loss on investment securities	(472)			(277)			33

Total liabilities and shareholders’ equity	$345,647			$282,828			$249,431

Net Interest income		$12,416			$11,687			$10,841

Net interest spread			3.88%			4.62%			4.53%

Net interest margin			4.12%			4.93%			4.96%

Provision for Loan Losses

The provision for loan losses is based on management’s evaluation of the economic conditions, volume and composition of the loan portfolio, historical charge off experience, the level of nonperforming and past due loans, and other indicators derived from reviewing the loan portfolio. Management performs such reviews quarterly and makes appropriate adjustments to the provision for loan losses to maintain our allowance for loan losses at an appropriate level.

The provision for loan losses in 2004 was $426,500 compared to $836,900 in 2003. The decrease of $410,400, or 49%, in our provision for loan losses in 2004 was primarily due to management’s assessment of the risk of losses inherent in our loan portfolio, including the elimination of certain problem loans obtained in our 2002 acquisition of the Marshall County branches from Community Bank, Blountsville, Alabama. To validate management’s internal loan review and rating processes, all loans over $500,000 are also reviewed by an outside loan review consultant.

As a percentage of average outstanding loans, the provisions for loan losses recorded for 2004 and 2003 were .22% and .45%, respectively. Net loan charge-offs as a percentage of average outstanding loans were .13% for 2004 compared to .38% for 2003. Management was able to decrease the provisions for loan losses by 23% in 2004 relative to 2003 because we experienced a 53% decline in nonperforming loans and a 65% decrease in net loan charge-offs from the prior year. See “Statement of Financial Condition – Allowance for Loan Losses” below for additional information regarding loan quality and the allowance for loan losses.

Our management believes that its current credit-granting and administration processes follow a comprehensive and disciplined approach that mitigate risk and lower the likelihood of significant increases in charge-offs and non-performing loans, although all credit-granting processes require subjective judgments and estimates.

Non-interest Income

Total non-interest income for the 12 month period ended December 31, 2004 was $6.2 million compared to $4.9 million for the 12 month period ended December 31, 2003 and $3.9 million for the 12 month period ended December 31, 2002. Our primary source of non-interest income is non-sufficient funds fees, service charges and other fees we earn on our deposit accounts. Total service charges, including non-sufficient funds fees, were $5.1 million, or 82.14% of total non-interest income, for 2004 compared to $3.9 million, or 78.44% of total non-interest income, for 2003. The $12.7 million decrease in demand deposit accounts during 2004 resulted from a deposit reclassification program designed to shift certain checking account balances, which are subject to reserve requirements of the Federal Reserve, to linked savings accounts, which are not subject to reserve requirements. As a result of the reclassification program, we were able to reduce the volume of our deposits against which we are required to maintain reserves. Total deposits increased by $25.4 million during 2004, which was largely driven by our High Performance Checking marketing program designed to attract consumer checking accounts. The increase in deposits attributable to our High Performance Checking program resulted in a $1.2 million increase in the total non-sufficient funds charges and other service charges we earned in 2004, which accounted for most of our non-interest income improvement in 2004. Also contributing to our non-interest income growth in 2004 was a $41,600 increase in insurance commissions we earned through Southern Insurance.

The following table presents the components of non-interest income for the past three years.

	For Years Ended December 31,
	(Dollars In Thousands)
	2004	% Change	2003	% Change	2002
Service charges on deposit accounts	5,083	31.55%	3,864	17.84%	$3,279
Other income	1,104	3.95%	1,062	74.10%	610

Total non-interest income	6,187	25.60%	4,926	26.66%	$3,889

With continued expansion of our branch network and the increasing numbers of new deposit accounts, management anticipates that service charges and fees on deposit accounts will continue to increase in the near term.

Through non-bank subsidiaries of Altrust, we have diversified into limited non-banking services to enhance and complement our banking operations. Altrust owns Southern Insurance, which acts as an agent for obtaining title insurance for Peoples Bank’s real estate loan customers. Southern Appraisal, another subsidiary, performs real estate appraisal services for Peoples Bank customers. Revenues and expenses for the non-bank subsidiaries accounted for less than 3% of our consolidated revenues and expenses for each year presented in our financial statements, with revenues from these operations included in other non-interest income and expenses included as other non-interest expense.

Non-interest Expense

Total non-interest expense for the year ended December 31, 2004 was $13.3 million, compared to $11.6 million for the year ended December 31, 2003 and $9.2 million for the year ended December 31, 2002. The increase in non-interest expense in 2003 was primarily due to the inclusion of a full year of expenses related to the Marshall County branches of Community Bank we acquired in mid-2002.

The following table presents the components of non-interest expense for the years ended December 31, 2004, 2003 and 2002.

Other Non-interest Expense

(In Thousands)

For the Years Ended December 31,

	Other Non-interest Expense (Dollars In Thousands) For the Years Ended December 31,
	2004	Percent Change	2003	Percent Change	2002	Percent Change
Salaries & Benefits	$6,165	5.42%	$5,848	45.44%	$4,021	14.27%
Occupancy and Equipment Expense	1,792	-0.17%	1,795	20.07%	1,495	40.77%
Professional Services	313	18.56%	264	-28.65%	370	150.00%
Amortization Expense - Core Deposit Intangible	514	9.59%	469	41.27%	332	137.14%
Postage	234	9.86%	213	3.90%	205	27.33%
Telephone	581	38.33%	420	30.03%	323	41.67%
ATM expense	409	107.61%	197	29.61%	152	102.67%
Federal Reserve Charges	276	35.29%	204	27.50%	160	2.56%
Supplies	274	-1.44%	278	-2.11%	284	51.06%
Advertising	394	756.52%	46	39.39%	33	-36.54%
Overdraft Losses	546	80.79%	302	38.53%	218	41.56%
Other Expense	1,765	10.52%	1,597	-1.54%	1,622	31.12%

Total Non-interest Expense	$13,263	14.01%	$11,633	26.24%	$9,215	29.42%

Total salaries and benefits expenses for 2004 were $6.17 million, an increase of approximately $320,000, or 5.4%, from $5.85 million for 2003. This increase was primarily due to group health insurance rate increases of over 20% from 2003 to 2004. We also incurred additional salary expenses in 2004 as we increased staffing in connection with the opening of two new branches — Morris in February of 2004 and Locust Fork in September of 2004 (for a total of 5 new employees). Total salaries and benefits increased $1.83 million or 45.4% in 2003 over 2002 primarily due to the full year of salary and benefits expenses we incurred in 2003 relating to the Marshall County branches of Community Bank we acquired in mid-2002.

Total occupancy expense for 2004 was $1.79 million, a slight decrease of .17% under occupancy expenses in 2003 due to both reductions in lease expenses from purchasing our leased Boaz branch property in December of 2003 but which was offset by increased lease renewals incurred for our ATM locations in North Cullman and West Town, at Baileyton, and new leases at Scant City and Locust Fork. In 2003, total occupancy expense increased $300,000 or 20% over $1.50 million for 2002.

During 2004, other operating expenses increased $1.2 million, or 37.52%, over the year ended December 31, 2003. This increase was primarily due to the following expenditures increases: $161,000 in telecommunication costs (due to restructuring in preparation for Check 21 imaging), $44,000 increase in depreciation due to new branches and various equipment acquisitions, $244,000 increase in overdraft losses due to increased number of deposit accounts, $212,000 increase in ATM charges due to a change in billing which was partially offset by increased ATM switch fee revenues of $188,000, $45,000 increase for core deposit intangible amortization due to the Morris branch acquisition in February, 2004, $337,000 increase in business development cost attributable to our High Performance Checking deposit account acquisition marketing program, and a $32,000 increase in internet banking costs.

Amortization of core deposit intangibles increased $45,000 in 2004 due to amortization of our new Morris branch deposit premium and the methodology of accelerated amortization in earlier years. Total amortization of core deposit intangibles for the year ended December 31, 2004 was $513,901 compared to $468,804 for the year ended December 31, 2003. Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, the value and estimated lives of these intangibles will be periodically evaluated and assessed for possible impairment. For more information, see Notes 1 and 5 to our Consolidated Financial Statements.

Our non-interest expenses include operating expenses attributable to Southern Insurance and Southern Appraisal accounted for less than 3% of consolidated non-interest expenses each year.

Income Taxes

Income tax expense increased $163,044 or 11.75% to $1,550,509 for the year ended December 31, 2004, and increased $92,708 or 7.16% to $1,387,465 for the year ended December 31, 2003. The effective tax rate as a percentage of pretax income was 31.55% in 2004, 33.48% in 2003 and 29.68% in 2002. The decrease in our effective tax rate from 2003 to 2004 was primarily due to increased tax-exempt interest income and dividends paid to the ESOP and used to reduce debt, giving rise to a deduction for income tax purposes. Altrust expects its effective tax rate in 2005 to remain relatively constant with its 2004 tax rate, with slight increases likely from decreased relative tax-exempt interest income.

We had a net deferred tax asset of $964,723, $831,689 and $528,956 as of December 31, 2004, 2003 and 2002, respectively. The primary items affecting deferred taxes are depreciation, allowance for loan losses and net unrealized gains or losses on available for sale securities.

For further information concerning the provision for income taxes and income tax related matters, refer to Note 11, Income Taxes, of the “Notes to the Consolidated Financial Statements.”

FINANCIAL CONDITION

As of December 31, 2004, our consolidated assets were $393.7 million, an increase of 40.9% from $279.5 million as of December 31, 2003. Consolidated total assets increased $2.45 million, or 0.89% from $277 million at December 31, 2002. Our asset growth during 2004 was primarily related to substantial acquisitions of investment securities, financed through over $96 million in Federal Home Loan Bank advances. Total interest-bearing deposits have increased during 2004 by approximately $38.9 million due to a new account reclassification program designed to reduce required Federal Reserve balance requirements. Total deposits increased $25.4 million to $241.6 million during 2004. Our increase in total assets of $2.4 million during 2003 was primarily attributable to our acquisition of additional premises and equipment, including through our exercise of a $1.7 million purchase option on our Boaz branch property and our expenditure of $640,000 in the construction of our Guntersville, Crane Hill and Arab branches. Deposits decreased $15.1 million during 2003 due largely to increased competition from a newly-formed community bank in our Cullman market, the general economic downturn, and a normal expected erosion of certain deposit accounts acquired in connection with the acquisition of our Marshall County branches. Our total assets increased over $75 million during 2002, primarily due to our acquisition of the six branches in Marshall County from Community Bank. We acquired over $59 million in loans and $13.7 million in cash from the transaction, and recorded $4.9 million of goodwill and intangibles premium. We also acquired over $79 million in deposits in this transaction.

Loans

As of December 31, 2004, total loans were $195.4 million, an increase of $10.4 million or 5.6% from $185 million at December 31, 2003. This increase was primarily due to a large local church loan of almost $7 million and increased emphasis on our commercial loan portfolio, which grew by over $4.6 million. Total loans decreased by 1.31% during 2003 from $187.5 million at December 31, 2002. This decrease was largely attributable to a loss of certain customers who were dedicated to several of our key personnel who left Peoples Bank in 2003. During 2004, our average loans outstanding were $196.2 million, constituting 55.83% of our average earning assets. During 2003, our average loans outstanding were $186.1 million, which constituted 75.3% of our average earning assets. During 2002, our average loans outstanding were $170.9 million, or 82.53% of our average earning assets. The decline in the proportion of our earning assets composed of loans is primarily attributable to increased emphasis on our portfolio securities investments as a percentage of our balance sheet, including our use of substantial Federal Home Loan Bank advances to acquire additional investment securities, and is partially due to contraction of our loan portfolio. Notwithstanding our recent focus in growing our investment securities portfolio, we continue to employ most of our available funds in loan originations because we expect our commercial loans to produce higher yields than securities and other interest-earning assets.

The following table presents a summary of the loan portfolio by category for the past five years.

Loans Outstanding

	As of December 31,
	(In Thousands)
	2004	2003	2002	2001	2000
Commercial	$26,776	$22,563	$30,887	$17,907	$16,108
Real estate – construction	26,649	25,320	3,927	3,106	4,791
Real estate – mortgage	122,556	113,253	126,664	104,458	108,518
Installment loans to individuals	19,458	23,865	25,983	21,657	24,040

Total loans	$195,439	$185,001	$187,461	$147,128	$153,457

Substantially all of our loans are made to customers located in our primary market area. Recently we have increased our loan origination focus on loans secured by real estate because we view real estate lending as more secure than loans not secured by real property. Consequently, we have experienced a decrease in non-real estate loans over the last two years, both in terms of volume and the overall percentage of the loan portfolio. Notwithstanding our increased focus on real estate loans, as of December 31, 2004, our loans were not heavily concentrated in any one industry. Our management believes that our loan portfolio is diversified among loan collateral types as well, as reflected in the following table.

Loans by Collateral Type

	As of December 31,
	(Dollars In Thousands)
	2004	% of Loans	2003	% of Loans	2002	% of Loans	2001	% of Loans	2000	% of Loans
Secured by Real estate:
Construction and land development	$26,650	13.64%	$25,320	13.69%	$3,927	2.09%	$3,106	2.11%	$4,791	3.12%
Farmland	10,478	5.36%	9,877	5.34%	7,561	4.03%	3,720	2.53%	5,445	3.55%
Home equity lines of credit	106	0.05%	223	0.12%	0	0.00%	0	0.00%	0	0.00%
Residential first mortgage liens	53,276	27.26%	50,316	27.20%	58,806	31.37%	52,008	35.35%	57,910	37.73%
Other residential liens	7,147	3.66%	8,742	4.73%	7,873,	4.20%	8,620	5.86%	8,498	5.54%
Multi-family residential	304	0.16%	270	0.15%	165	0.09%	165	0.11%	363	0.24%
Non-farm and non-residential	51,240	26.22%	43,936	23.75%	52,259	27.88%	39,945	27.15%	36,302	23.66%

Total real-estate loans	149,201	76.34%	$138,684	74.96%	$130,591	69.66%	$107,564	73.11%	$113,309	73.84%
Other loans:
Commercial and industrial	25,747	13.17%	21,105	11.41%	27,310	14.57%	16,343	11.11%	13,342	8.69%
Agricultural	1,027	0.53%	1,380	0.75%	3,154	1.68%	1,063	0.72%	1,396	0.91%
Credit cards and other revolving credit	496	0.25%	549	0.30%	4,137	2.21%	616	0.42%	601	0.39%
Consumer installment loans	16,190	8.28%	19,288	10.43%	19,531	10.42%	19,585	13.31%	22,771	14.84%
Other	2,778	1.42%	3,994	2.16%	2,738	1.46%	1,957	1.33%	2,038	1.33%

Total other loans	$46,238	23.66%	$46,316	25.04%	$56,870	30.34%	$39,564	26.89%	$40,148	26.16%

Total loans	$195,439	100.00%	$185,000	100.00%	$187,461	100.00	$147,128	100.00%	$153,457	100.00%

The following table sets forth the maturity distribution of our loan portfolio as of December 31, 2004. Our loan policy does not permit renewal of loans that are past due, loans where the interest due is not collected or to prevent delinquency.

SELECTED LOAN MATURITY AND INTEREST RATE ANALYSIS

	Maturity
Loan Type	One Year or Less	Over One Year to Five Years	Over Five Years	Total
	(In Thousands)
Closed end 1-4 family residential loans	$13,983	$28,504	$10,239	$52,726
All other loans	58,788	71,099	12,826	142,713

Total	$72,771	$99,603	$23,065	$195,439

Maturity of Loan	One Year or Less	Over One Year to Five Years	Over Five Years	Total
	(In Thousands)
Loans with predetermined interest rates	$53,351	$91,795	$23,065	$168,211
Loans with floating or adjustable rates	19,420	7,808	—	27,228

Totals	$72,771	$99,603	$23,065	$195,439

Allowance for Loan Losses

The allowance for loan losses represents management’s assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. We analyze the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb probable loan losses. In assessing the adequacy of the allowance, we review the size, quality and risk of loans in the portfolio. We also consider such factors as our loan loss experience, the amount of past due and non performing loans, specific known risks, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for loan losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by management and presented to the Executive Loan Committee on a monthly basis. We also engage outside loan review services for all credits over $500,000.

As we continue to grow the loan portfolio through new loan accounts, these new loans have limited historical loss experience on which to base a specific reserve. As a result, management’s determinations as to amounts that should be added to the general reserve with respect to new loan growth is necessarily imprecise. The following table presents a summary of changes in the allowance for loan losses for the past five years.

Analysis of Changes in Allowance for Loan Losses

	Year Ended December 31,
	(In Thousands)
	2004	2003	2002	2001	2000
Allowance for loan losses:
Beginning of period	$2,323	$2,198	$1,739	$1,324	$1,206
Provision for loan losses	426	837	1,152	740	353

Total	$2,749	$3,035	$2,891	2,064	$1,559

Amounts charged off:
Commercial	160	215	56	142	191
Real estate - construction	26	0	100	0	0
Real estate - residential mortgage	47	243	232	37	31
Consumer	112	380	406	254	63

Total loans charged off	345	838	794	433	285

Recoveries of charged-off loans
Commercial	19	36	19	7	1
Real estate - construction	3	0	0	0	0
Real estate - residential mortgage	25	22	35	7	5
Consumer	50	68	47	94	44

Total recoveries	97	126	101	108	50

Net charge-offs	248	712	693	325	235

Allowance for loan losses - end of period	$2,501	$2,323	$2,198	$1,739	$1,324

Total loans - end of period	$195,439	$185,000	$187,461	$147,128	$153,457
Average loans	$196,218	$186,107	$170,920	$151,304	$146,945

	Year Ended December 31,
	2004	2003	2002	2001	2000
As a percentage of average loans:
Net charge offs	0.13%	0.38%	0.41%	0.22%	0.16%
Provision for loan losses	0.22%	0.45%	0.67%	0.49%	0.24%

Allowance as a percentage of year-end loans	1.28%	1.26%	1.17%	1.19%	0.87%

Allowance as a percentage of non-performing loans	152.78%	65.57%	65.00%	94.67%	114.34%

Our allowance for loan losses is subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, the FDIC and the Alabama Superintendent may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management. See “Supervision and Regulation.”

While it is our policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

We estimate our allowance for possible loan losses based upon the type of loan and loan commitment, and whether or not the credit has been classified as special mention, substandard, doubtful or loss. An allowance equal to 5% of special mention, 15% of substandard, 14% of loans acquired at a discount from the Community Bank branches acquisition, 50% of doubtful loans and 100% of loss loans is made.

The following table sets forth the allocation of our allowance for loan losses by loan category:

	As of December 31, 2004
	(Dollars in Thousands)
	Amount	Percent of Loans in Each Category to Total Loans
Commercial and agricultural	$354	14.16%
Real estate- construction	654	31.21
Real estate- mortgage	1,231	44.14
Consumer	224	8.97
Unallocated portion of reserve	38	1.52

Balance end of period	$2,501	100.00%

In considering the adequacy of the allowance for possible loan losses, we, similar to the analysis used by our regulators, also consider the levels of the allowance for our peer institutions. As of December 31, 2004, this portion of the allowance, which is not allocated to any particular type of loan or loan commitments, was $34,166, or approximately 1.7% of the total allowance of $2.5 million. We believe that our allowance for loan losses at December 31, 2004 is sufficient to absorb probable losses inherent in our loan portfolio based on our assessment of the information available. Our assessment is based on management’s judgment and involves some uncertainty. As a result, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. We also may be required to make additional charges to the provision for loan losses in future periods based on periodic examination by bank regulatory authorities.

Interest on loans is normally accrued from the date an advance is made. The performance of loans is evaluated primarily on the basis of a review of each customer relationship over a period of time and the judgment of lending officers as to the ability of borrowers to meet the repayment terms of loans. If there is reasonable doubt as to the repayment of a loan in accordance with the agreed terms, the loan may be placed on a nonaccrual basis pending the sale of any collateral or a determination as to whether sources of repayment exist. This action may be taken even though the financial condition of the borrower or the collateral may be sufficient ultimately to reduce or satisfy the obligation. Generally, when a loan is placed on a nonaccrual basis, all payments are applied to reduce principal to the extent necessary to eliminate doubt as to the repayment of the loan. Thereafter, any interest income on a nonaccrual loan is recognized only on a cash basis.

Non-Performing Assets

Non-performing assets include non-accrual loans, accruing loans contractually past due 90 days or more, restructured loans, other real estate, and other real estate under contract for sale. Loans are placed on non-accrual status when management has concerns about our ability to collect the loan’s outstanding principal and interest, and generally when loans are 90 days or more past due. While non-performing assets represent potential losses to us, we do not expect them to result in any material losses because we believe most of our non-performing loans to be adequately secured. We do not have any commitments to lend additional funds to borrowers under loans on non-accrual status as of December 31, 2004.

Lending officers are responsible for the ongoing review and administration of loans assigned to them. As such, they make the initial identification of loans which present some difficulty in collection or where circumstances indicate that the possibility of loss exists. The responsibilities of the lending officers include the collection effort on a delinquent loan. To strengthen internal controls in the collection of delinquencies, senior management and our Executive Loan Committee are informed of the status of delinquent and “watch” or problem loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the Executive Loan Committee as to loan charge-offs on a monthly basis.

Generally, we evaluate loans for impairment when a loan is internally risk rated and included on our internal “watch list.” The watch list includes all non-accrual loans and all loans contractually past due 90 days or more and still accruing interest. The watch list also includes other loans that have documentation deficiencies or where management has learned additional information about the borrower that calls into doubt the borrower’s repayment ability. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Loans that are contractually past due 90 days or more which are well secured and are in the process of collection generally are not placed on nonaccrual status. The aggregate amount of the watch list loans that may be partially impaired as of December 31, 2004, was approximately $13.2 million (see Note 3 to the Consolidated Financial Statements). Even though borrowers of watch list loans, other than non-accrual and non-performing loans, are expected to make payments of principal and interest as contractually scheduled, these loans are still evaluated for impairment. Impairment with regard to substantially all of our impaired loans has been measured based on the fair value of the underlying collateral. As of December 31, 2004, the specific allowance for loan losses related to the remainder of these loans was $1.16 million and the total allowance for loan losses was $2.5 million.

The table below summarizes our non-performing assets for the past five years.

Non-performing Assets

	As of December 31,
	(In Thousands)
	2004	2003	2002	2001	2000
Non-accrual loans	$1,634	$3,479	$3,078	$83	$182
Loans past due 90 days and still accruing	—	31	304	1,754	976

Total nonperforming loans	$1,634	3,510	3,382	1,837	1,158
Other real estate owned	1,808	1,648	1,476	1,437	655

Total nonperforming assets	$3,442	$5,158	$4,858	$3,274	$1,813

Nonperforming loans as a percentage of total loans	0.84%	1.90%	1.81%	1.25%	0.76%
Nonperforming assets as a percentage of total assets	0.87%	1.85%	1.75%	1.63%	0.94%

The following table sets forth our nonaccrual and past-due loans and the amount of interest foregone in 2004 on our nonperforming assets.

	Nonaccrual	Restructured	Total
Year-Ended at December 31, 2004:
Interest at contracted rates (a)	$124,858	—	$124,858
Interest recorded as income	—	—

Foregone Interest Income in 2004	$124,858	—	$124,858

(a)	Interest income that would have been recorded, if the loans had been current and in accordance with original terms

We have no restructured loans or troubled debt restructurings. We have no other interest-bearing assets that would be required to be disclosed as nonperforming assets if they were loans.

Investment Securities

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits and borrowed funds.

We use two categories to classify our securities: “held to maturity” and “available for sale.” As of December 31, 2004, all of our investment securities were classified as available for sale. Our securities portfolio at December 31, 2004 consisted primarily of United States agency bonds and mortgage-backed securities. While we have no plans to liquidate a significant amount of any of our securities, these securities may be used for liquidity purposes should management deem it to be in our best interests. At December 31, 2004 we also held stock of the Federal Home Loan Bank of Atlanta with a book value of approximately $4.90 million. There is no market value for stock of the Federal Home Loan Bank of Atlanta as the securities are not traded. We also held approximately $458,000 of the common stock of The Bankers Bank, Atlanta, Georgia, and $20,000 of CBAA Services, Inc. common stock as of December 31, 2004.

The following table indicates the fair market value of our portfolio of investment securities available for sale at the end of the last three years:

	Fair Market Value December 31,
	2004	2003	2002
	(In Thousands)
Investment securities available for sale:
U.S. government and agencies	$26,476,247	$39,423,167	$17,440,358
Mortgage-backed securities	86,342,989	14,178,690	4,129,004
State and political subdivisions Corporate bonds	6,003,750 18,160,084	3,997,392 2,217,328	1,423,759 —

Total investment securities available for sale	$136,983,070	$59,816,577	$22,993,121

The following tables present the maturities and weighted average yields of investment securities at December 31, 2004:

	Maturities of Available for Sale Investment Securities Fair Market Value
	One Year or Less	Over One Year to Five Years	Over Five Years to Ten Years	Over Ten Years
	(In Thousands)
Investment securities available for sale:
U.S. government and agencies	—	$12,812,939	$11,706,164	$1,957,144
Mortgage-backed securities	—	1,562,943	24,557,583	60,222,462
State and political subdivisions	—	—	—	12,610,889
Corporate bonds	$85,311	1,732,450	3,731,434	6,003,750

Total investment securities available for sale	$85,311	$16,108,332	$39,995,181	$80,794,245

	Weighted Average Yields of Available for Sale Investment Securities
	Immediate	Over One Year to Five Years	Over Five Years to Ten Years	Over Ten Years
U.S. government and agencies	—	3.183%	3.400%	4.125%
Mortgage-backed securities	—	2.970%	3.862%	4.340%
State and political subdivisions	3.657%	3.082%	3.305%	3.786%
Corporate bonds	—	—	—	4.670%

The above tables of maturities and weighted average yields do not include equity securities held by us, which consist of investments in the stock of the Federal Home Loan Bank of Atlanta, common stock of The Bankers Bank, Atlanta, Georgia, and CBAA Services, Inc., in the aggregate amount of $5.37 million. Yields on tax exempt obligations have been computed on a fully taxable equivalent basis using a federal tax rate of 34%.

Deposits

Our total deposits were $241.6 million and $216.2 million at December 31, 2004 and December 31, 2003, respectively, representing an increase of 11.75% during 2004. This increase was primarily due to the success of our checking account acquisition program, High Performance Checking, which helped us acquire almost 1,700 demand deposit accounts and savings accounts, for an increase in almost $15 million in deposits. In addition, we acquired the Morris and Locust Fork branches in 2004, which accounted for over an additional 1,200 deposit accounts totaling approximately $10 million. During 2003, total deposits increased 0.8% over $276.7 million at December 31, 2002. Total deposits averaged $236.3 million in the 12 month period ended December 31, 2004 and $231.0 million during the 12 month period ended December 31, 2003. Interest-bearing deposits represented 88.1% of total deposits at December 31, 2004 compared to 80.4% at December 31, 2003, and 75.01% at December 31, 2002. Certificates of deposit composed 39.75% of total interest-bearing deposits at December 31, 2004 compared to 48.66% at December 31, 2003 and 47.23% at December 31, 2002.

The composition of our deposits, including the increase in the proportion of interest-bearing deposits relative to total deposits, is indicative of the interest rate conscious market in which we operate. We cannot provide any assurance that we can maintain or increase our market share of deposits in our highly competitive market area in the future.

The average daily balance of deposits and rates paid on those deposits are summarized for the three years ended December 31, 2004 in the following table.

	Years Ended December 31,
	(Dollars In Thousands)
	2004		2003		2002
	Amount	Rate	Amount	Rate	Amount	Rate
Demand deposits:
Non-interest-bearing	$39,870		$45,392		$37,897
Interest-bearing	29,994	1.11%	35,263	1.41%	29,953	1.03%

Savings deposits (includes MMDAs)	83,458	0.36%	52,701	0.31%	42,507	1.20%
Time deposits < $100	58,882	2.68%	74,024	2.94%	74,260	3.64%
Time deposits >$100	29,079	1.99%	23,648	2.68%	26,571	3.72%

Totals	$236,283		$231,028		$211,188

Liquidity

Liquidity involves our ability to raise funds to support asset growth, meet deposit withdrawals and other borrowing needs, maintain reserve requirements, and otherwise sustain our operations. This is accomplished through maturities and repayments of our loans and investments, our deposit growth, and our access to sources of funds other than deposits, such as the federal funds market and borrowings from the Federal Home Loan Bank of Atlanta and other lenders, as well as the ability to liquidate securities available for sale. As of December 31, 2004, we had access to advances of up to 30% of our assets, or a remainder of approximately $22 million, after accounting for existing advances of $96.4 million used in a leveraged transaction to purchase arbitrage securities for our portfolio. Advances from the Federal Home Loan Bank of Atlanta may be secured by a pledge of our holdings of Federal Home Loan Bank of Atlanta stock and a portion of our first mortgage loans, with the leveraged arbitrage securities primarily being pledged as collateral. In addition, we also have unsecured federal funds lines of credit with correspondent banks with no amount outstanding and $30 million available as of December 31, 2004. See “Business – Source of Funds – Borrowings” for more information.

The table below sets forth certain maturity and rate information with respect to our Federal Home Loan Bank of Atlanta borrowings and the investment securities we purchased with the proceeds of those borrowings as of December 31, 2004.

FHLB Advances as of December 31, 2004		Leveraged Securities as of December 31, 2004
Average Maturity:	4.00 years	Average Maturity:	5.85 years
Average Interest Rate Paid	3.14%	Average Interest Rate Earned:	4.04%
Net Interest Expense for 2004:	$1,559,448	Net Interest Income for 2004:	$3,588,080

Our average liquid assets consist of cash and amounts due from banks, interest-bearing deposits in other banks, federal funds sold, mortgage loans held for sale net of borrowings, investment securities and securities held for sale. These average liquid assets totaled $148.7 million and $60.7 million during the 12-month periods ended December 31, 2004 and December 31, 2003, representing 69.69% and 39.21% of average deposits for those periods, respectively.

We actively manage the levels, types and maturities of interest-earning assets in relation to the sources available to fund current and future needs. We maintain federal funds lines of credit totaling $30 million, which serves as a source of liquidity. We believe our liquidity sources are adequate to meet our operating needs.

Capital Resources

Our capital adequacy is measured by risk-based and leverage capital guidelines. The risk-based capital guidelines assign weighted levels of risk to various asset categories. Among other things, these guidelines currently require us to maintain a minimum ratio of 8.0% of total capital to risk-adjusted assets. Under the guidelines, one-half of our required capital must consist of Tier 1 Capital, which would include such things as our tangible common shareholders’ equity and any qualifying perpetual preferred stock. The leverage guidelines provide for a minimum ratio of Tier 1 Capital to total assets of 3.0% if we meet certain requirements, including having the highest regulatory rating, and cushion the ratio by an additional 1.0% to 2.0% otherwise. The guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve continues to consider a “Tangible Tier 1 Leverage Ratio,” calculated without the inclusion of intangible assets, in evaluating proposals for expansion or new activities. The Federal Reserve has not advised us, and the FDIC has not advised Peoples Bank, of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio that we are required to meet. The Alabama Superintendent required us to have a Tier 1 Leverage Capital Ratio of at least 7% immediately following the Community Bank branch acquisition as a condition to its approval of our purchase of the Community Bank branches and this requirement is still in effect. As a result of the capital raised in our private placement on April 19, 2002 and our issuance of common stock pursuant to Commission Regulation A on July 31, 2003, we currently satisfy this requirement.

FDICIA established five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation. Altrust and Peoples Bank both exceed the capital requirements established for well capitalized banks and bank holding companies under FDICIA guidelines. See “Business-Supervision and Regulation.”

At December 31, 2004, our total consolidated shareholders’ equity was $35.3 million, or 8.97% of total consolidated assets, compared to $34.1 million, or 12.1% of total consolidated assets, at December 31, 2003, $27.9 million, or 10.10% of total consolidated assets at December 31, 2002 and $17.4 million, or 8.6% of total consolidated assets at December 31, 2001. The decrease in the ratio of shareholders’ equity to total assets for 2004 resulted from an increase in over $114 million in total assets, primarily due to the $96.4 million in leveraged securities purchases we made for our securities investment portfolio in 2004. In addition, our shareholders’ equity fell during 2004 as a result of our reacquisition of almost $382,000 of our outstanding shares of common stock, our payment of over $817,000 in dividends to holders of our common stock, and a $1.9 million decline in valuation of shares of our common stock allocated to the ESOP. Mitigating the reduction in shareholders’ equity relative to total consolidated assets in 2004 was our $3.4 million in net income, the reduction by over $550,000 of the principal amount outstanding of borrowings from First Tennessee, which was used to fund the purchase of shares for our ESOP, and payments of $153,000 we received upon the exercise of outstanding stock options.

The increase in shareholders’ equity relative to total consolidated assets during 2003 was principally attributable to the $4.7 million of proceeds we received in our offering of common stock pursuant to Commission Regulation A, our $2.8 million in net income, and a $500,000 reduction in principal outstanding of borrowings from First Tennessee relating to our ESOP.

The increase in shareholders’ equity relative to total consolidated assets during 2002 was primarily driven by proceeds to us of $6.8 million from our sale of common stock pursuant to Commission Regulation D, our $3.1 million in net income, and a $145,000 reduction in principal outstanding of borrowings from First Tennessee relating to our ESOP. The contribution of these factors to improvements in our shareholders’ equity during 2002 more than offset the additional assets we acquired in the Community Bank branch acquisition.

At December 31, 2004, our total consolidated capital to risk-adjusted assets was 17.9% with 86.7% of total consolidated capital consisting of tangible shareholders’ equity. At December 31, 2003, our total consolidated capital to risk-adjusted assets was 19.8% with 86.3% consisting of tangible common shareholders’ equity. We paid dividends of $.15 per share in 2004 and paid no dividends in 2003. As of December 31, 2002, total consolidated capital to risk-adjusted assets was 17.7%, with 82.0% comprised of tangible common shareholders’ equity, compared to a ratio of 16.3%, with 94.0% of tangible common shareholders’ equity, at December 31, 2001.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commercial banks and other financial institutions are subject to interest rate risk. Interest rate risk is the risk to earnings or market value of equity from the potential movement in interest rates. The primary purpose of managing interest rate risk is to reduce the effects of interest rate volatility, achieve reasonable stability of earnings and preserve the value of our equity. Changes in interest rate affect, among other things, our net interest income, volume of loan production and the fair value of financial instruments and our loan portfolio.

We manage our exposure to fluctuations in interest rates through policies established by our Asset/Liability Committee, or “ALCO.” The ALCO meets periodically to monitor interest rate risk exposure and to implement strategies to reduce the effects of interest rate fluctuations on our balance sheet and earnings. A key component of our interest rate risk management policy is the maintenance of an appropriate mix of interest-earning assets, which consists primarily of intermediate and long-term loans and investment securities, and interest-bearing liabilities, which consists primarily of customer deposits. To achieve an appropriate asset/liability mix, the ALCO uses interest rate sensitivity “gap” analysis to match the scheduled repricing and maturities of our interest-earning assets and our interest-bearing liabilities within defined time periods. The interest rate sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within a given period of time. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitivity liabilities exceeds the amount of interest rate sensitive assets. A negative gap typically indicates that rising interest rates will negatively affect net interest income while a positive gap typically indicates that rising interest rates will result in improvements in net interest income. Conversely, falling interest rates typically result in improvements to net interest income when a negative gap exists but have a negative effect on net interest income when a positive gap exists.

At December 31, 2004, our cumulative one-year gap was a negative $85.8 million, or (24.88)%, which would tend to indicate that our interest-earning assets will reprice during 2005 at a rate slower than our interest-bearing liabilities. However, in our experience, not all liabilities shown in our gap analysis as being subject to repricing during a given period will in fact undergo significant repricing even as market interest rates change. For example, we have a base of core deposits consisting of interest-bearing checking and savings accounts whose average balances and interest rates paid generally fluctuate little with changes in the levels of market rates of interest. Consequently, these relatively static interest-bearing liabilities, while sensitive to market interest rates and therefore included in our interest rate sensitivity gap analysis, tend to have a much greater effect on our gap analysis then they do on our actual net interest margin. Because the effects of these interest-bearing liabilities tends to be overstated in our gap analysis, we believe that the spread between our interest-earning assets and interest-bearing liabilities will actually increase in the near term rising interest rate environment, notwithstanding our negative gap, as the rates we are required to pay on these more static interest-bearing deposit accounts fails to keep pace with the increases in interest rates we earn on loans as market rates rise.

The following table summarizes our interest-sensitive assets and liabilities as of December 31, 2004. Variable rate loans are shown in the category of due “One month to Three Months” because they re-price with changes in the prime-lending rate. Fixed rate loans are presented assuming the entire loan matures on the final due date. However, payments actually are made at regular intervals and are not reflected in this schedule. Additionally, demand deposits and savings accounts have no stated maturity, but it has been our experience that these accounts are not as highly rate sensitive as other of our interest-earning assets and interest-bearing liabilities. Accordingly, the following analysis assumes 30% of interest-bearing demand deposit accounts, 50% of money market deposit accounts, and 10% of savings accounts re-price within one year.

	As of December 31, 2004
	Immediate Total	One Month to Three Months	Over Three Months to One Year	Over One Year to Five Years	Greater Than Five Years and Non-Rate Sensitive	Total
	(In Thousands)
Assets
Interest-earning assets:
Interest-bearing Deposits	—	—	—	—	$2,841	$2,841
Federal funds sold	—	—	—	—	12,251	12,251
Securities	$4,897	$7,471	$26,913	$57,708	45,367	142,356
Loans	126	72,551	47,581	68,448	4,233	192,939
Cash	—	—	—	—	10,083	10,083

Total interest-earning assets	5,023	80,022	74,494	126,156	74,775	360,470

Other Assets	—	—	—	—	33,220	33,220

Total Assets	$5,023	$80,022	$74,494	$126,156	$107,995	$393,690

Liabilities and Shareholders’ Equity
Non-interest-bearing deposits	—	$—	$—	$—	$29,174	$29,174
MMDA and interest-bearing checking deposits	—	98,041	—	—	—	98,041
Savings deposits	—	26,974	—	—	—	26,974
Time deposits	—	24,958	36,985	25,510	—	87,453
Other liabilities	8,692	25,188	20,695	40,440	13,667	108,682

Shareholders’ Equity	—	—	—	—	$43,366	$43,366

Total Liabilities and Equity	$8,692	$175,161	$57,680	$65,950	$86,207	$393,690

Interest sensitivity gap	$-3,669	$-95,139	$16,814	$60,206	$21,788

Cumulative sensitivity gap	$-3,669	$-98,808	$-81,994	$-21,788

We measure our interest rate risk exposure using a gap analysis model that assumes an immediate 200 basis point increase or decrease in interest rates. Applying this model to our balance sheet as of December 31, 2004, our net interest income would improve in a rising interest rate environment and would decline in a falling interest rate environment. More specifically, the model forecasts a decline in net interest income of $2.47 million, or 17.74%, as a result of 200 basis point drop in interest rates, and predicts a $452,000, or 3.24%, increase in net interest income as a result of a 200 basis point increase in interest rates. The forecasted results of the model are within the limits specified by our ALCO. In 2004, the Federal Reserve raised the targeted federal funds rate and the discount rate five times, for a total of 1.25%. In February and March 2005, the Federal Reserve raised these rates by a total of 0.50% and indicated that further increases were likely in the future. We anticipate our net interest income to improve in the near term as market rates of interest continue to rise.

The following chart reflects our sensitivity to a 200 basis point increase or decrease in interest rates as of December 31, 2004. Numbers are based on a flat balance sheet and assume paydowns and maturities of assets and liabilities that are reinvested in like instruments at (i) current interest rates at December 31, 2004, (ii) rates of 200 basis points less than current interest rates at December 31, 2004, and (iii) rates of 200 basis points more than current interest rates at December 31, 2004.

Interest Rate Gap Sensitivity

	As of December 31, 2004
	200 BP Decrease	Current	200 BP Increase
	( Dollars In Thousands)
Net interest income	$11,473	$13,947	$14,399
$ Change net interest income	-2,474	—	452
% Change net interest income	17.74%	—	3.24%

The preceding sensitivity analysis is a modeling analysis, which changes periodically and consists of hypothetical estimates based upon numerous assumptions including interest rate levels, shape of the yield curve, prepayments on loans and securities, rates on loans and deposits, reinvestments of paydowns and maturities of loans, investments and deposits, and others. In addition, there is no input for growth or a change in asset mix. While assumptions are developed based on the current economic and market conditions, management cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

As market conditions vary from those assumed in the sensitivity analysis, actual results will differ. Also, the sensitivity analysis does not reflect actions that our ALCO might take in responding to or anticipating changes in interest rates.

A simple interest rate “gap” analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, unpredictable variables such as the magnitude and duration of changes in interest rates may have a significant effect on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates, as described above. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps), that limit changes in the interest rates we earn on those assets. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2004, we had no material unconditional purchase obligations that were not recorded on the balance sheet.

In the normal course of business, we are party to credit-related financial instruments with off-balance-sheet risk to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters-of-credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss is represented by the contractual amount of these commitments. We follow the same credit policies in making off-balance sheet commitments as we do for on-balance-sheet instruments.

At December 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

Contract Amount 2004
(In Thousands)
Commitments to grant loans	$13,862
Standby letters-of-credit	2,153
Home Equity Lines	1,890
Credit Card Lines	2,312

Contract Amount 2003
(In Thousands)
Commitments to grant loans	$13,017
Standby letters-of-credit	801
Home Equity Lines	2,091
Credit Card Lines	2,263

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements of our customers or amounts we will actually lend. The amount of collateral obtained, if it is deemed necessary by us, is based on management’s credit evaluation of the customer.

Standby letters-of-credit are conditional lending commitments issued by us to guarantee the performance of a customer to a third party. These letters-of-credit are primarily issued to support public and private borrowing arrangements. Almost all letters-of-credit issued by us have expiration dates within one year, but the majority are automatically renewable for the beneficiary. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan to customers.

CONTRACTUAL OBLIGATIONS

The following table summarizes payments due from us under specified long-term and certain other contractual obligations as of December 31, 2004. Obligations under deposit contracts and short-term Federal Home Loan Bank of Atlanta advances are not included. The maturities of time deposits are scheduled in Note 6 to the consolidated financial statements. Note 7 to the consolidated financial statements provides information on short-term Federal Home Loan Bank of Atlanta advances outstanding at year-end 2004. Purchase obligations represent legal and binding contracts to purchase services or goods that cannot be settled or terminated without paying substantially all of the contractual amounts. Not included are a number of contracts entered into to support ongoing operations that either do not specify fixed or minimum amounts of goods or services or are cancelable on short notice without cause and without significant penalty.

CONTRACTUAL OBLIGATIONS

Payments due by period from December 31, 2004

(Dollars in Thousands)

	Total	Less Than One Year	Over One to Three Years	Over Three to Five Years	Over Five Years
Long-term FHLB advances (1)	$78,350	$—	$22,050	$30,000	$26,300
Other long-term debt obligations	2,546	600	1,500	446	—
Capital lease obligation	2,574	—	2,574	—	—
Operating lease obligations	484	205	223	50	6
Purchase obligations	—	—	—	—	—
Other long-term debt liabilities	—	—	—	—	—

Total	$83,954	$805	$26,347	$30,496	$26,306

(1)	Balances are included with borrowings in our consolidated financial statements.

ITEM 3. PROPERTIES.

We conduct our business primarily through our main office located at 811 2nd Avenue S.W., Cullman, Alabama and our 24 branch offices. We acquired six of these branches in May 2002 from Community Bank, Blountsville, Alabama. The main office is in a 6,000 square foot building that is owned by Peoples Bank. The main office has one automated teller machine (ATM) with 24-hour access. We also own a drive-in facility adjacent to the main office, consisting of 576 square feet and offering five drive-through lanes.

The Holly Pond branch of Peoples Bank is located on U.S. Highway 278E in Holly Pond, Alabama. This full-service branch is located in a 2,659 square foot building owned by Peoples Bank.

The Hanceville branch is a full service office located in a 2,200 square foot building owned by Peoples Bank on Main Street in Hanceville, Alabama. Peoples Bank’s Dodge City branch is also located in Hanceville, Alabama on Alabama Highway 69S. The branch operates in a 1,040 square foot building owned by Peoples Bank and offers full service banking to its customers.

Peoples Bank’s Good Hope branch is located on County Road 437 in Cullman, Alabama in a 1,900 square foot building owned by Peoples Bank. This branch offers full service banking to its customers.

The Vinemont branch of Peoples Bank is located on U.S. Highway 31S in Vinemont, Alabama. The 1,100 square foot building is leased by Peoples Bank, and offers our full line of banking services. Peoples Bank’s West Point branch is also located in Vinemont, Alabama. The branch offers full service banking and an ATM in this 2,000 square foot building owned by Peoples Bank.

Peoples Bank’s Baileyton branch is located in a 1,100 square foot space leased from Walker Brothers, Ltd., an entity owned and controlled by three directors of Altrust and Peoples Bank. The leased space is a unit in a commercial building located on Alabama Highway 69N in Baileyton, Alabama. The lease has an initial term of five years, with the option to renew every five years for an additional 15 years.

Peoples Bank’s Decatur branch is located on 6th Avenue in Decatur, Alabama. Peoples Bank owns the 1,600 square foot building in which Peoples Bank provides full-service banking to customers.

In Gardendale, Alabama, Peoples Bank owns and operates a 3,400 square foot full-service branch and an ATM on Fieldstown Road.

In Guntersville, Alabama, Peoples Bank leases two branches that were acquired from Community Bank in May

2002 in the branch acquisition. The 1,600 square foot facility located on Gunter Avenue provides full-service banking to customers. The 1,000 square foot branch located on U.S. Highway 431 also offers full-service banking to its customers.

Peoples Bank’s Lacey’s Spring branch is located on Highway 36E in Lacey’s Spring, Alabama. The branch offers full banking services and an ATM at this 1,728 square foot building owned by Peoples Bank.

Peoples Bank acquired branches in both Albertville and Boaz, Alabama from Community Bank in May 2002. Peoples Bank entered into a lease-purchase agreement for a 12,000 square foot building in Albertville, Alabama on North Broad Street. The branch offers full banking services to customers. Peoples Bank’s Boaz branch is located at 190 Billy Dyar Boulevard in Boaz, Alabama. Peoples Bank leases the 8,000 square foot branch, which offers full-service banking to its customers.

Peoples Bank’s Somerville branch is located in a 2,000 square foot space leased by Peoples Bank in Somerville, Alabama. The branch is located on Highway 67 and offers full-service banking and an ATM.

In Warrior, Alabama, Peoples Bank owns an 800 square foot branch on Caldwell Road, which offers full-service banking and an ATM.

Peoples Bank’s Oneonta branch is located on 2nd Avenue in a 1,500 square foot building leased by Peoples Bank. The branch offers full-service banking to its customers.

Peoples Bank operates three branches in Arab, Alabama, two of which were acquired from Community Bank in the branch acquisition in May 2002. Two branches are located on North Brindlee Mountain Parkway in a 1,216 square foot building owned by Peoples Bank and a 2,500 square foot building leased by Peoples Bank. Peoples Bank also has a branch in Arab located on North Main Street in a 5,000 square foot building leased by Peoples Bank. The branches offer full-service banking to customers.

In February 2004, a 2,500 square foot full-service branch was acquired from The Bank, located at 585 Morris Majestic Road, Morris, Alabama. In September of 2004, Peoples acquired a 1,536 sq. ft. modular branch building in Locust Fork from a regional bank, with full-service banking services now offered.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Principal Shareholders

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 31, 2004 by each of the following:

•	shareholders known by us to own beneficially more than 5% of our common stock;

•	executive officers of Altrust and Peoples Bank;

•	directors of Altrust and Peoples Bank; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In calculating the number of shares beneficially owned by each person and the percentage of ownership held by that person, shares of common stock subject to options and warrants held by that person that are currently exercisable within 60 days after December 31, 2004 are deemed outstanding. Except as otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. Unless otherwise indicated, the address of each beneficial owner listed below is: c/o Altrust Financial Services, Inc., 811 2nd Avenue S.W., Cullman, Alabama 35055-4222.

Shares Beneficially Owned

Name	Number	Percentage
Altrust Financial Services, Inc. Savings & ESOP Trust (1)	1,087,819	20.01%

Directors and Executive Officers:
James Robin Cummings (2)	261,210	4.81%
Thomas Edwin Drake (3)	237,390	24.38%
George Whit Drake	25,000	0.46%
Noel Jasper Estes (4)	51,956	0.96%
Debra Brown Goble	1,500	0.03%
Candace Nail Hooten	28,350	0.52%
Raymond O’Neal Lindsey	12,951	0.24%
Lionel James Powell	243	0.00%
Roy Charles Shaw (5)	21,456	0.39%
Morris Steven Stanford	0	0.00%
Cecil Alan Walker (6)	355,541	6.54%
Terry Neal Walker (7)	349,533	6.43%
Timothy Dudley Walker (8)	318,996	5.87%
Brian Clark Witcher	33,704.62%
Kenneth Howard Weldon (9)	7,660.14%
John Edwin Whitley	6,451	0.12%

	Shares Beneficially Owned
	Number	Percentage
All directors and executive officers as a group (16 persons) (excluding ESOP shares as to which beneficial ownership is disclaimed by the named individuals)	1,711,961	31.50%
All directors and executive officers as a group (14 persons) (including all ESOP shares)	2,799,780	51.51%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Brian Witcher, James Cummings, Tom Drake and Kenneth Weldon are trustees of the Altrust ESOP. As members of the ESOP Administrative Committee, Messrs. Cummings, T. Drake, Witcher and Weldon have certain voting rights with respect to all of the shares held by the ESOP and may be deemed to have beneficial ownership of all 1,087,819 shares held by the ESOP. However, each of Messrs. Cummings, T. Drake, Witcher and Weldon disclaims beneficial ownership in the shares held by the ESOP, except for the respective shares allocated to him under the ESOP.
(2)	Includes 75,681 shares held in the estate of Charlotte Cummings, spouse of Robin Cummings, and 38,400 shares subject to options that are currently exercisable within 60 days of December 31, 2004. Also excludes the 1,087,819 shares held by the ESOP of which Mr. Cummings disclaims beneficial ownership, except for 118,092 shares allocated to him under the ESOP.
(3)	Includes7,384 shares held in Mr. Drake’s IRA, 4,050 shares held in an IRA for Mr. Drake’s wife, Christine Drake, 12,000 shares subject to options that are currently exercisable within 60 days of December 31, 2004 and excludes the 1,087,819 shares held by the ESOP of which Mr. Drake disclaims beneficial ownership.
(4)	Includes 18,372 shares held in Mr. Estes’ IRA, 1,300 shares held as joint tenants with Mr. Estes’ wife, Martha Estes and 7,400 shares held in joint tenancy with Mr. Estes’ mother, Floye Estes.

(5)	Includes 11,750 shares held in Mr. Shaw’s IRA, 8,061 shares held in an IRA for Mr. Shaw’s wife, Laudine, and no shares subject to options that are currently exercisable within 60 days of December 31, 2004.
(6)	Includes 56,029 shares held as joint tenants with Mr. Walker’s wife, Amy Walker, 12,200 shares held in an IRA for Mr. Walker, 6,500 shares held in an IRA for Amy Walker, 28,656 shares held in trust for Mr. Walker’s son, Lance Walker, 33,456 share held in trust for Mr. Walker’s son, Trent Walker, and 15,300 shares held of record by Mr. Walker’s wife, Amy Walker, and 38,400 shares subject to options that are currently exercisable within 60 days of December 31, 2004.
(7)	Includes 4,032 shares held in an IRA for Mr. Walker, 3,072 shares held in an IRA for Mr., Walker’s wife, Teresa Walker, 17,256 shares held in trust for Mr. Walker’s son, Tillman Walker, 28,456 shares held in trust for Mr. Walker’s daughter, Whitney Walker, and 5,700 shares held of record by Teresa Walker, and 20,400 shares subject to options that are currently exercisable within 60 days of December 31, 2004.
(8)	Includes 25,456 shares held in trust for Mr. Walker’s daughter, Chelsy Walker, 35,056 shares held in trust for Mr. Walker’s daughter, Heather Walker, and 20,400 shares subject to options that are currently exercisable within 60 days of December 31, 2004.
(9)	Excludes 1,087,819 shares held by the ESOP of which Mr. Weldon disclaims beneficial ownership.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

Directors and Executive Officers

The following table sets forth certain information regarding our executive officers and directors as of December 31, 2004.

Name	Age	Position(s)

James Robin Cummings	58	Chairman, President, CEO and Director of Altrust, President, CEO and Director of Peoples Bank

Roy Charles Shaw	74	Director and Chairman of the Board of Peoples Bank

Thomas Edwin Drake	74	Director and Vice Chairman of the Board of Peoples Bank

Noel Jasper Estes	68	Director and Secretary of the Board of both Altrust and Peoples Bank

Cecil Alan Walker	48	Director and Vice Chairman of the Board of Altrust and Director of Peoples Bank

Terry Neal Walker	39	Director of Altrust and Director of Peoples Bank

Timothy Dudley Walker	43	Director of Altrust and Director of Peoples Bank

George Whit Drake	40	Director of Altrust and Director of Peoples Bank

Brian Clarke Witcher	41	Director of Altrust and Director of Peoples Bank

Kenneth Howard Weldon	53	Executive Vice President of Peoples Bank - Legal and Collections

Lionel James Powell	51	Chief Financial Officer and Executive Vice President. of Peoples Bank

Morris Steven Stanford	42	Executive Vice President - Commercial Lending

John Edwin Whitley	47	Executive Vice President of Peoples Bank

Debra Brown Goble	43	Senior Operations Officer of Peoples Bank

Candace Nail Hooten	51	Executive Vice President of Peoples Bank

Raymond O’Neal Lindsey	67	Executive Vice President. of Peoples Bank

J. Robin Cummings. Mr. Cummings currently serves as the President, Chief Executive Officer and Chairman of the Board of Altrust. He also serves as President, Chief Executive Officer and director of Peoples Bank. Mr. Cummings has served as President and CEO of Peoples Bank for almost 20 years. Mr. Cummings has served as a director of Peoples Bank since 1983 and has served as a director of Altrust since its inception in 1985.

Roy Shaw. Mr. Shaw serves as Chairman of the Board of Peoples Bank, a position he has held since 1977. Mr. Shaw has been a member of the board since 1977. Mr. Shaw is currently semi-retired. He was the owner of Shaw’s Seafood Restaurant in Holly Pond, Alabama until November 1998. Mr. Shaw performs real estate evaluations for Southern Appraisal Services through Preferred Real Estate, Inc. He has performed these appraisals since 1995.

Tom Drake. Mr. Drake serves as Vice Chairman of the Board of Peoples Bank, a position he has held since 1977. He has served as a member of the board since 1977. He also was a member of the Board of Directors of Altrust until he resigned in 2002. Mr. Drake is an attorney at Drake & Drake Attorneys at Law. Mr. Drake has practiced law with Drake & Drake since 1982. Mr. Drake also served in the House of Representatives in the Alabama State Legislature. During his membership with the State Legislature, he served on the Ways and Means Committee and as Speaker of the House from 1983 to 1987. Along with his position on the Peoples Bank board, Mr. Drake is also a board member of Attorney’s Insurance Mutual of Alabama, Inc. (AIMS), Cauliflower Alley Club, and the Wrestler’s Museum and Hall of Fame, Inc. Mr. Drake currently serves on the finance committee of AIMS. Mr. Drake is the father of Whit Drake.

N. Jasper Estes. Mr. Estes serves as Secretary of the boards of both Altrust and Peoples Bank. Mr. Estes has been retired since 1996. Prior to his retirement, he served as the general manager for Meadow Gold Dairies in Huntsville, Alabama, a position which required Mr. Estes to oversee operations and sales in excess of $75 million a year. Mr. Estes was appointed to the board in 2002.

Alan Walker. Mr. Alan Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1978. He is a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama. Mr. Walker gained management and supervision experience from his position as President of Walker Brothers, Ltd. since 1998 and also as operating manager for Shoreline Properties since March 1998. Mr. Walker is the brother of Mr. Terry Walker and Mr. Tim Walker.

Terry Walker. Mr. Terry Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1998. He has been a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama since 1998. Mr. Walker is the brother of Mr. Alan Walker and Mr. Tim Walker.

Tim Walker. Mr. Tim Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1998. He has been a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama since 1998. Mr. Walker is the brother of Mr. Terry Walker and Mr. Alan Walker.

Whit Drake. Mr. Whit Drake serves on the boards of both Altrust and Peoples Bank, a position he has held since February 2002. He is an attorney with Drake & Shaw in Birmingham, Alabama. He has been an attorney with Drake & Shaw since 1999. Prior to Drake & Shaw, Mr. Drake was an attorney with Lanny S. Vines & Associates. Mr. Whit Drake is the son of Mr. Tom Drake.

Brian Witcher. Mr. Witcher serves on the boards of both Altrust and Peoples Bank. He owns and operates South Park Auto Sales, Inc., a used automobile dealership located in Cullman, Alabama. Mr. Witcher was elected to the board of both companies in 2002.

Kenneth Weldon. Mr. Weldon, an attorney, currently serves as Executive Vice President of Peoples Bank and acts as in-house counsel for Peoples Bank, positions he has held since 1996.

Lionel Powell. Mr. Powell is currently the Chief Financial Officer and Executive Vice President. of Peoples Bank, a position he has held since August 2002. Prior to joining Peoples Bank, Mr. Powell served as Controller and Chief Financial Officer of Elk River, Inc., a multinational manufacturer in the fall protection industry, from February 2001 to July 2002. Prior to his position with Elk River, Mr. Powell served as controller for R.E. Garrison Trucking, Inc. from November 1997 to January 2001. Mr. Powell is a Certified Public Accountant.

Steve Stanford. Mr. Stanford currently serves as Executive Vice President—Commercial Lending of Peoples Bank. Prior to joining Peoples Bank in September 2002, Mr. Stanford served as Vice President of Commercial Loans for Regions Bank, a position he held for six years.

John E. Whitley. Mr. Whitley currently serves as the Executive Vice President of Peoples Bank, a position he has held since March of 2004. From May 2003 through March of 2004, Mr. Whitley served as Vice President of Intercept, Inc. and from September of 1994 through November of 2002 he served as Executive Vice President of Heritage Bank.

Debra B. Goble. Ms. Goble currently serves as the Senior Operations Officer of Peoples Bank, a position she has held since February 9,2004, when she was rehired from Community Bank. From 7/31/01 to 2/9/04, Ms. Goble held various operational and accounting positions with Community Bancshares in Blountsville. Prior to this, Ms. Goble had been an employee with Peoples Bank.

Candace N. Hooten. Is an Executive Vice President in charge of consumer lending and loan operations. Ms. Hooten returned to Peoples Bank in 2002 out of retirement from previous employ with Peoples, where she was one of the original founding employees at the bank’s inception. Ms. Hooten has over 30 years of banking experience.

Raymond Lindsey. Mr. Lindsey currently serves as an Executive Vice President of Peoples Bank, a position he has held since 2002 Prior to this, Mr. Lindsey served as an Executive Vice President at 1st Commercial Bank in Cullman, where he served since 1993. Mr. Lindsey has over 35 years in banking and finance.

Board of Directors

The Altrust board of directors currently consists of seven members, and the Peoples Bank board of directors currently consists of nine members. All directors are elected to hold office until our next annual meeting of shareholders and until their successors have been elected.

Committees

Altrust Board Committees

Audit Committee. The audit committee, consisting entirely of independent, outside directors, has the responsibility of reviewing Altrust’s financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are performed. It recommends to the board of directors the appointment of the independent auditors for the next fiscal year, reviews and approves their audit plan and reviews with the independent auditors the results of the audit and management’s response thereto. The Audit Committee also reviews the adequacy of the internal audit budget and personnel, the internal audit plan and schedule, and results of audits performed by the internal audit staff. The Audit Committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The Audit Committee periodically reports its findings to the board of directors. Messrs. T. Drake, W. Drake, Estes, Shaw, A. Walker, Terry Walker, Tim Walker and Witcher currently serve as the members of the audit committee.

ESOP Administrative Committee. The ESOP administrative committee has complete control over the administration of our ESOP, with all powers necessary to enable it to carry out properly the provisions of the ESOP. The committee currently consists of Messrs. Cummings, T. Drake and Weldon.

Compensation Committee. The compensation committee, consisting entirely of independent directors, sets the compensation of the executive officers of Altrust and Peoples Bank, administers Altrust’s Long-Term Incentive Plan and

1995 Stock Option Plan for Outside Directors, and reviews and approves any stock option, stock awards or other benefits under any other plans of Altrust or Peoples Bank. The committee meets annually to review base salaries and incentive bonus levels of the executive officers of Altrust and Peoples Bank and stock options and stock awards under the stock option plans of Altrust. Messrs. Estes, A. Walker and Witcher currently serve as members of the compensation committee.

Peoples Bank Board Committees

Executive Loan Committee. The executive loan committee reviews loan applications which exceed the approval limits of Peoples Bank’s loan officers. Upon review, the committee members determine whether the loan is advisable and approve or deny the loan application. The executive loan committee currently consists of Messrs. Estes, Shaw and A. Walker. The Executive Loan Committee members receive annual compensation of $1,200 for their service on the committee.

Asset/Liability Management Committee. The asset liability management committee oversees Peoples Bank’s financial position. The committee monitors the volume, mix and maturities of Peoples Bank’s assets and liabilities and its funding sources, repricing opportunities and product pricing. Messrs. Estes, Shaw and Witcher currently serve on the asset/liability management committee.

EDP Steering Committee. The information systems steering committee monitors Peoples Bank’s technology plans and operations, including the security of confidential customer information, software products and hardware needs. The information systems steering committee currently consists of Messrs. Estes, Tim Walker and Witcher.

Audit Committee. The audit committee of Altrust also serves as the Audit Committee for Peoples Bank.

Trust Committee. The trust committee is responsible for and supervises the Peoples Bank Trust Department. Messrs. Cummings, Shaw and Weldon currently serve on the trust committee.

Director Compensation

SUMMARY DESCRIPTION OF DIRECTOR

COMPENSATION ARRANGEMENTS

Non-employee directors who serve on the board of directors of Altrust Financial Services, Inc. or on the board of directors of Peoples Bank receive $500 per meeting held for their service on the board of directors of Altrust or Peoples Bank, plus reimbursement for reasonable travel expenses incurred in attending meetings. Directors who serve on both Altrust’s and Peoples Bank’s board of directors do not receive additional compensation for serving on both boards of directors because meetings of the boards of Altrust and Peoples Bank are held at the same times and dates. Non-employee directors may elect in writing, in lieu of cash, to receive their compensation for service on the board of directors of Altrust or Peoples Bank in the form of stock options issued under the Altrust’s 2004 Stock Option Plan for Outside Directors.

In addition to the compensation arrangements described above, non-employee directors receive $75 per meeting held for their service on committees of the Boards of Directors of the Company and the Bank.

Directors who are employees of Altrust or any of its subsidiaries and affiliates are not compensated for service on the Company’s or the Bank’s Board of Directors.

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain elements of compensation for our two most highly compensated executive officers for each of the last three calendar years. None of our other executive officers had an annual salary and bonus in excess of $100,000 during the years reported.

SUMMARY COMPENSATION TABLE

Compensation	Annual Compensation				Long-Term
Name and Principal Position	Year	Salary		Other Annual Compensation	Securities Underlying Options/SARs
J. Robin Cummings Chief Executive Officer	2004 2003 2002	$ $ $	206,426 189,673 165,384	* * *	8,400 8,400 8,400	(1) (1) (1)
John Whitley Executive Vice President	2004 2003 2002		$104,942 N/A N/A	*	25,000	(2)

(1)	Mr. Cummings receives 8,400 stock options yearly as part of his compensation package. Such options are governed by the Altrust Financial Services, Inc. 2004 Long Term Incentive Plan.
(2)	Mr. Whitley received 25,000 stock options at the time of his hiring. Such options are governed by the Altrust Financial Services, Inc. 2004 Long Term Incentive Plan.
*	Aggregate total of the dollar value of all other compensation for perquisites and other personal benefits does not exceed the lesser of $50,000.00 or ten percent (10%) of the named individual’s cash compensation.

Stock Options

In 2004, we issued incentive stock options under Altrust’s Long-Term Incentive Plan to Mr. Cummings, our chief executive officer, and to Mr. Whitley, an executive vice president who was hired by Altrust in 2004. The following table sets forth certain information regarding the award of these incentive stock options Mr. Cummings and Mr. Whitley.

Option Grants in Last Fiscal Year

	Individual Grants				Potential realizable value at assumed annual rates of stock price appreciation for option term (1)
Name	Number of securities underlying options granted (2)	Percent of total options granted to employees in fiscal year	Exercise price	Expiration date	5%	10%
J. Robin Cummings	8,400	25.15%	$8.00	11-1-14	$49,140	$118,020
John Whitley	25,000	74.85	$8.00	3-11-14	$146,250	$351,250

(1)	Amounts represent hypothetical gains that could be achieved for the respective options at the end of the option term. The assumed 5% and 10% rates of annual stock appreciation are mandated by the rules of the Commission and may not accurately reflect the appreciation of the price of the common stock from the grant date until the end of the option term. These assumptions are not intended to forecast future price appreciation of the Altrust’s common stock.
(2)	The options vest after five years.

Our chief executive officer did not exercise any options during fiscal year 2004. Shown below is information with respect to unexercised options to purchase shares of our common stock granted in prior years to Mr. Cummings, our chief executive officer, and Mr. Whitley, executive vice president, held by each as of December 31, 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND YEAR-END OPTION VALUES

	Number of Securities Underlying Unexercised Options At Fiscal Year-End		Value of Unexercised In-the-Money Options At Fiscal Year End (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
J. Robin Cummings	30,000	42,000	48,525	$63,435
John Whitley	0	25,000	0	$8,750

(1)	Represents the value of the option shares (based on a market price of $8.35 per share) less the exercise price of the options.

Employment Contracts

We have no employment contracts with any executive officer named in the Summary Compensation Table, all of whom are employees at will. Under the terms of our incentive plan, options previously awarded thereunder, but not yet vested for purposes of exercise, are subject to accelerated vesting in the event of a merger or other business combination giving rise to a change in control of Altrust.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of Altrust’s board of directors are, and during the last fiscal year were, Alan Walker (Chairman), Jasper Estes and Brian Witcher. No member of the Compensation Committee is an officer or employee of Altrust or Peoples Bank.

Members of the Compensation Committee have been customers of or had banking and financial transactions with Peoples Bank in the ordinary course of business during the last fiscal year. All outstanding loans and other transactions with members of the Compensation Committee were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, when made, did not involve more than the normal risk of collectability or present other unfavorable features. It is expected that we will continue to have similar transactions in the ordinary course of our business with Compensation Committee members in the future.

Long Term Incentive Plan

Long-Term Incentive Plans – Awards in 2004

The following table sets forth certain information concerning stock options granted under Altrust’s LTIP during 2004 to the Named Executive Officers.

Name	Number of Shares Underlying Options (#) (1)	Performance or Other Period Until Maturation or Payout
J. Robin Cummings	8,400	11/01/09
John E. Whitley	25,000	03/01/09

(1)	Represents the number of shares of Altrust common stock underlying stock options granted under the Altrust Financial Services, Inc. Long-Term Incentive Plan.

2004 Long-Term Incentive Plan

Our board of directors approved, and our shareholders have adopted, the Altrust Financial Services, Inc. 2004 Long-Term Incentive Plan (the “2004 Incentive Plan”). The 2004 Incentive Plan replaced the plan approved in 1995. The 2004 Incentive Plan is intended to promote our success and enhance our value by linking the personal interests of our employees, officers, directors and consultants to those of our shareholders, and by providing such persons with an incentive for outstanding performance.

The 2004 Incentive Plan authorizes the granting of awards to employees, officers, directors and consultants in the following forms:

•	options to purchase shares of our common stock, which may be nonstatutory stock options or incentive stock options under the U.S. tax code;

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals;

•	restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by our board of directors;

•	restricted stock unit awards, which is the right to receive shares of stock in the future;

•	dividend equivalents, which entitle the participant to payments equal to any dividends paid on the shares of stock underlying an award; and

•	other stock-based awards in the discretion of the board, including unrestricted stock grants.

The number of shares reserved and available for issuance under the 2004 Incentive Plan is 250,000 shares. In the event that any outstanding award expires for any reason or is settled in cash, any unissued shares subject to the award will again be available for issuance under the 2004 Incentive Plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the 2004 Incentive Plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason (other than to satisfy a tax withholding obligation), only the net number of shares actually issued upon exercise will count against the 2004 Incentive Plan’s share limit.

In the event of any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares, the authorization limits under the 2004 Incentive Plan will be adjusted proportionately and the committee may adjust awards to preserve the benefits or potential benefits of the awards. Without limiting the foregoing, in the event of a stock split, a dividend payable in shares of our common stock, or a combination or consolidation of our common stock into a lesser number of shares, the share authorization limits under the 2004 Incentive Plan will automatically be adjusted proportionately, and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

The 2004 Incentive Plan will be administered by the Compensation Committee of the board of directors. The Compensation Committee has the authority to designate participants, determine the type or types of awards to be granted to each participant and the number, terms and conditions of such awards, establish, adopt or revise any rules and regulations to administer the 2004 Incentive Plan, and make all other decisions and determinations that may be required under the 2004 Incentive Plan. The board of directors may at any time administer the 2004 Incentive Plan.

Unless otherwise provided in an award certificate, if a participant’s employment is terminated without cause or the participant resigns for good reason within two years after the effective date of a change of control of Altrust (as such terms are defined in the 2004 Incentive Plan), all of such participant’s outstanding options, stock appreciation rights, and other awards in the nature of rights that may be exercisable will become fully vested and exercisable and any restrictions on his or her outstanding awards will lapse. Unless otherwise provided in an award certificate, upon a participant’s death, disability, or retirement, all of such participant’s outstanding options, stock appreciation rights, and other awards in the nature of rights that may be exercisable will become fully vested and exercisable and all restrictions on his or her outstanding awards will lapse. The board also may in its discretion at any time accelerate the vesting of any award. The board may discriminate among participants or among awards in exercising its discretion.

The board of directors or the Compensation Committee, with the approval of the board of directors, may at any time terminate or amend the 2004 Incentive Plan, but any amendment would be subject to shareholder approval if, in the reasonable opinion of the board of directors, the amendment would materially increase the number of shares available under the plan; expand the types of awards available under the plan; materially expand the class of participants; materially extend the term of the plan; or otherwise constitute a material change requiring shareholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of a securities exchange on which the common stock is listed or traded. The board of directors may condition any other amendment or modification on the approval of the shareholders of Altrust for any reason.

No termination or amendment of the 2004 Incentive Plan may adversely affect any award previously granted under the 2004 Incentive Plan without the written consent of the participant. The board may amend or terminate outstanding awards. However, such amendments may require the consent of the participant and, unless approved by our shareholders or otherwise permitted by the antidilution provisions of the 2004 Incentive Plan, the exercise price of an outstanding option may not be reduced, directly or indirectly, and the original term of an option may not be extended.

As provided in the incentive plan, it is the compensation committee’s intent to grant to our Chief Executive Officer, as long as our 2004 Stock Option Plan for Outside Directors is in effect, an option to purchase 8,400 shares on each November 1 if he is serving as a director of Altrust and elects in writing to receive options in lieu of director fees.

2004 Stock Option Plan for Outside Directors

Our board of directors approved, and our shareholders have adopted, the Altrust Financial Services, Inc. 2004 Stock Option Plan for Outside Directors (the “2004 Director Plan”). The 2004 Director Plan is intended to advance Altrust’s interest by encouraging ownership of our common stock by non-employee directors of Altrust, thereby giving them an increased incentive to devote their efforts to the success of Altrust.

The 2004 Director Plan authorizes the grant of options to purchase shares of our common stock, which are nonstatutory stock options under the U.S. tax code. The number of shares of common stock reserved and available for issuance under the 2004 Director Plan is 750,000 shares. In the event that any outstanding award expires for any reason, any unissued shares subject to the award will again be available for issuance under the 2004 Director Plan.

In the event that the board of directors determines that any distribution, recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of common stock or other securities of Altrust, issuance of warrants or other rights to purchase common stock or other securities of Altrust, or other similar corporate transaction or event, in the board’s sole discretion, affects the common stock such that an adjustment is determined by the board of directors to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2004 Director Plan or with respect to an award or awards under the 2004 Director Plan, then the board will, in such a manner as it may deem equitable, adjust the number and type of shares (or other securities or property) which may be granted under the 2004 Director Plan. Without limiting the foregoing, in the event of a stock split, a dividend payable in shares of our common stock, or a combination or consolidation of our common stock into a lesser number of shares, the share authorization limits under the 2004 Director Plan will automatically be adjusted proportionately, and any outstanding options will automatically be adjusted proportionately.

Grants under the 2004 Director Plan are automatic. However, the 2004 Director Plan will be administered and interpreted by the board of directors, or a committee of the board. The board, or such committee, has the authority to interpret the 2004 Director Plan and to make all other determinations necessary or advisable for the administration of the 2004 Director Plan.

Beginning on November 1, 2004, outside directors may elect in writing to receive an option to purchase shares of common stock of Altrust in lieu of his or her director fees. If the outside director makes such an election, he or she will receive an option to purchase 8,400 shares of common stock of Altrust on each November 1 during the term of the 2004 Director Plan. The exercise price at which each option granted under the 2004 Director Plan may be exercised will be 100% of the fair market value per share of the common stock covered by the option on the date of grant. Each option granted under the 2004 Director Plan will, unless earlier terminated, become exercisable on the fifth (5th) anniversary of the date of grant and will expire ten (10) years from the date of grant.

Upon the termination of an outside director’s service on the board of directors for any reason other than cause or death, his or her outstanding options will be exercisable (to the extent exercisable immediately prior to such termination) for a period equal to ninety (90) days following the date of termination, or, if earlier, until the expiration date of such option. Upon the termination of an outside director’s service on the board of directors for cause, any outstanding options held by such outside director will terminate on the date of termination. Upon the death of an outside director, his or her outstanding options will be exercisable by his or her beneficiary or representative, for a period ending at the earlier of one (1) year from the date of death or the expiration date of such option.

The board of directors may at any time terminate or amend the 2004 Director Plan, but any amendment would be subject to shareholder approval if, in the reasonable opinion of the board of directors, the amendment would materially increase the number of shares available under the plan; expand the types of awards available under the plan; materially extend the term of the plan; or otherwise constitute a material change requiring shareholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of a securities exchange on which the common stock is listed or traded. The board of directors may condition any other amendment or modification on the approval of the shareholders of Altrust for any reason.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Three of our directors, Alan Walker, Terry Walker and Tim Walker, own a company, Walker Brothers, Ltd., which is engaged in the building and supplies business. Peoples Bank and Walker Brothers have an existing business relationship involving construction services, leasing services and commercial lending. Since 1977, Walker Brothers Ltd. has provided construction and remodeling of all of the offices owned by Peoples Bank. The amounts paid by Peoples Bank to Walker Brothers under this business relationship were $375,586, $305,676 and $276,095 for the years ended December 31, 2004, 2003 and 2002, respectively, constituting less than 5% of Walker Brothers’ annual gross revenue. Peoples Bank also leases its Baileyton branch office from Walker Brothers. The leased space is a unit in a commercial building located on Alabama Highway 69N in Baileyton, Alabama. The lease, entered into on April 1,2004, has an initial term of two years, with the option to renew for an additional five years. The rent is $1,400.00 per month during the initial two year term of the lease, which amount will be re-negotiated at a maximum 6% increase the time of the first five year renewal of the lease. Walker Brothers has had outstanding indebtedness owed to Peoples Bank pursuant to several commercial loans.

Certain of our directors, officers, and principal shareholders and their associates were customers of, or had banking and financial transactions with, Peoples Bank in the ordinary course of business. Some of Altrust’s directors or the directors of Peoples Bank are directors, officers, trustees, or principal securities holders of corporations or other organizations which also were customers of, or had banking and financial transactions with, Peoples Bank in the ordinary course of business.

All outstanding loans and other transactions with the directors, officers, and principal shareholders of Altrust and Peoples Bank were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, when made, did not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of credit extended to directors, executive officers, and principal shareholders as of December 31, 2004 was $7.886M million or 22.3% of our shareholders’ equity. It is expected that Peoples Bank will continue to have similar transactions in the ordinary course of its business with such individuals and their associates in the future.

In 2004, Altrust paid fee to the Drake & Shaw law firm totaling $1500. Director George Whit Drake is a principal of the law firm.

Preferred Real Estate Incorporated, a real estate appraisal firm owned by the daughter of Roy Shaw, Chairman of the Board of Peoples Bank, performs real estate evaluations for loans secured by real estate for Southern Appraisal and Peoples Bank on an as-requested basis. During the year ended December 31, 2002, 2003, and 2004, Peoples Bank paid Preferred Real Estate Incorporated $41,200, $9,400, and $13,046, respectively, for services rendered. During the years ended December 31, 2003 and 2004, Southern Appraisal paid Preferred Real Estate Incorporated $14,431 and $6,765 respectively. The combined amount of fees paid to Preferred Real Estate Incorporated from Southern Appraisal and Peoples Bank represented 100% of Preferred Real Estate’s consolidated gross revenues for the year.

ITEM 8. LEGAL PROCEEDINGS.

We are involved in legal proceedings from time to time that arise in the ordinary course of our business. Although we cannot determine the ultimate disposition of these proceedings, we do not believe that adverse determinations in any of the claims and proceedings against us would have, individually or in the aggregate, a material adverse effect upon our consolidated financial condition, liquidity or results of operations.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our stock is not traded on any exchange or quoted on the Nasdaq or traded on any other established trading market. No market makers currently make a market in our stock, and we do not plan to engage a market maker.

The following table sets forth the estimated price range for sales of our common stock for each quarter of the last two years. The data is provided for information purposes only and should not be viewed as indicative of the actual or market value of our common stock.

	Estimated Price Range Per Share
	High	Low
2004:
First Quarter	$10.00	$7.75
Second Quarter	10.00	7.75
Third Quarter	10.00	7.75
Fourth Quarter	10.00	7.75

2003:
First Quarter	$10.00	$7.75
Second Quarter	10.00	7.75
Third Quarter	10.00	7.75
Fourth Quarter	7.75	7.75

Since Altrust shares are not listed, and there is no ready market, sales are done on a negotiated basis between a willing buyer and seller. Limited actual sales transactions occurred during 2004, with prices ranging from $7.75 to $10.00 per share, based on amounts verbally reported to us by sellers at the point of transfer of shares on our stockholder ledger. We do not expect that an active trading market will develop in the near future.

As of December 31, 2004, there were approximately 520 holders of our common stock.

In 2000 and 2002, we did not pay any dividends on our common stock. During 2001 we paid cash dividends of $.50 per share, and in 2004, we paid cash dividends of $0.05 per share for three quarters, totaling $1,982,822 for 2001 and $817,433 for 2004, respectively. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend upon our earnings, our financial condition, the capital adequacy of Altrust and Peoples Bank, our need for funds, and other relevant factors, including applicable restrictions and governmental policies and regulations.

Unless we diversify our business or acquire other financial institutions, we expect to continue to rely upon dividends that we receive from Peoples Bank as our primary source of funds to pay dividends to our shareholders. Additional information regarding restrictions on the ability of Peoples or Altrust to pay dividends is contained in this report under the section named “Supervision and Regulation.”

The following table sets forth the dividends paid per share of Altrust common stock in 2004. No dividends were declared or paid in 2003. No stock dividends have been declared in the reported periods.

Dividends Declared Per Share of Altrust common stock
2004
First Quarter	$0.05
Second Quarter	0.05
Third Quarter	0.05
Fourth Quarter	—

Altrust has no common equity subject to outstanding options or warrants to purchase, or securities convertible into, common equity.

The following table sets forth information relating to the Company’s equity compensation plans as of December 31, 2004:

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	372,600	$7.56	916,200
Equity compensation plans not approved by security holders	—	—	—
Total	372,600	$7.56	916,200

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The following information concerning our common stock summarizes provisions of our articles of incorporation and bylaws and statutes regulating the rights of holders of our common stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our articles of incorporation and bylaws and the corporate laws of the State of Alabama.

Common Stock

General

Our articles of incorporation authorize our board of directors to issue a maximum of 10,000,000 shares of common stock, $0.01 par value. As of December 31, 2004, approximately 5,432,426 shares of our common stock were issued and outstanding. In addition, a total of approximately 372,600 shares of our common stock are subject to outstanding employee stock options and director stock options.

Voting Rights

The holders of our common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to our board of directors.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock. Our shareholders may remove directors with or without cause by majority of the votes cast.

Dividend Rights

Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the board of directors out of funds legally available. Generally, cash dividends may not render us insolvent. See “Market Information and Dividends.”

Preemptive Rights

The holders of our common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that we may issue.

Redemption and Conversion

There is no provision for redemption or conversion of our common stock.

Liquidation Rights

If we liquidate, dissolve, or wind-up, whether voluntarily or involuntarily, then the holders of our common stock, and the holders of any class or series of stock entitled to participate with our common stock in the distribution of assets, will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities, or after adequate provision is made, and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Transfer Agent and Registrar

Peoples Bank is the transfer agent and registrar of our common stock.

Preferred Stock

Our articles of incorporation do not currently authorize the board of directors to issue any shares of preferred stock. Any amendment to the articles of incorporation authorizing the issuance of preferred stock will require the prior approval of the holders of a majority of our common stock then issued and outstanding.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Alabama Business Corporation Act permits, under specified circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, to which an officer, director, employee or agent was or is a party or is threatened to be made a party, by reason of his action in a capacity for, or at the request or, a corporation. To the extent that the officer, director, employee or agent is successful in defending any suit, Alabama law provides that he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the suit.

Our bylaws provide for the indemnification of our directors, officers, employees and agents in accordance with the Alabama Business Corporation Act. Alabama law also provides that, with specified exceptions, these rights will not be deemed exclusive of and shall be in addition to those indemnification rights which may be contained in our articles of incorporation, our bylaws or any resolution or agreement approved by a majority of our shareholders or a majority of disinterested directors. Our bylaws provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents, as well as others serving at their request, against any liabilities asserted against these individuals whether or not we would have the power to indemnify these individuals against liability under the Alabama Business Corporation Act. We have purchased and maintain this insurance.

Any indemnification for liabilities arising under the Securities Act of 1933 for our directors, officers and controlling persons is, in the opinion of the SEC, against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Under our bylaws, we are required to indemnify our directors, officers, employees and agents against the obligation to pay expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, if the actions of the party being indemnified met the standards of conduct specified therein. Determination concerning whether or not the applicable standard of conduct has been met shall be made by:

•	our board of directors by majority vote of a quorum consisting of disinterested directors;

•	independent legal counsel; or

•	an affirmative vote of the majority of the shareholders.

No indemnification may be made by or on behalf of a director, officer, employee or agent:

•	in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

•	in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by him.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Altrust pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

See Financial Statements beginning on page F-1 and the Financial Statement Schedule on page S-1.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Audit Committee of the board of directors of Altrust Financial Services, Inc. determined to replace Mackle, Splawn, Tindall & McDonald, LLP (now known as Carr, Riggs & Ingram, LLC) (“Carr Riggs”) independent public accountants effective May 20, 2004 and appointed Dixon Hughes PLLC (“Dixon Hughes”) as independent accountants.

During the fiscal years ended December 31, 2003 and 2002 and through May 20, 2004, there were no disagreements with Carr Riggs on any matter of accounting principles or practices, financial statement disclosures, auditing scope or procedure, which disagreements if not resolved to the satisfaction of Carr Riggs would have caused them to make reference to the subject matter of the disagreement in connection with reports on the financial statements for such periods. Additionally, during the fiscal years ended December 31, 2003 and 2002 and through May 20, 2004 there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K. The reports of Carr Riggs on the financial statements for the fiscal years ended December 31, 2002 and 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

Altrust has provided Carr Riggs with a copy of the foregoing disclosures. Attached as Exhibit 16.1 to this registration statement is a copy of the letter from Carr Riggs dated May 2, 2005, stating that Carr Riggs agrees with the statements made in the second and third paragraphs of this Item 14.

During the most recent fiscal year ended December 31, 2004, Altrust has not consulted with Dixon Hughes PLLC regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Commission Regulation S-K.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) FINANCIAL STATEMENTS:

See the Index to the Financial Statements and the Financial Statements beginning on page F-1.

(b) EXHIBITS:

Exhibit Number	Description
3.1	Restated Articles of Incorporation of Altrust Financial Services, Inc.*

3.2	Bylaws of Altrust Financial Services, Inc.*

4.1	Form of Common Stock Certificate*

10.1	Altrust Financial Services, Inc. 2004 Long-Term Incentive Plan*

10.2	Altrust Financial Services, Inc. 2004 Stock Option Plan for Outside Directors*

10.3	Altrust Financial Services, Inc. Savings and Employee Stock Ownership Plan*

10.4	Altrust Financial Services, Inc. Director Compensation Arrangement*

10.5	Altrust Financial Services, Inc. Named Executive Officer Compensation*

16.1	Letter re Change in Certifying Accountant from Carr, Riggs & Ingram, LLC*

21.1	Subsidiaries of Altrust Financial Services, Inc.*

24.1	Power of Attorney (included on the signature page(s) of this registration statement)*

*  Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cullman, State of Alabama, on May 2, 2005.

ALTRUST FINANCIAL SERVICES, INC.

By:	/s/ J. Robin Cummings
J. Robin Cummings
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By:	/s/ J. Robin Cummings
J. Robin Cummings
President, Chief Excutive Officer and Director

By:	/s/ Lionel Powell
Lionel Powell
Chief Financial Officer

By:	/s/ Whit Drake
Whit Drake
Director

By:	/s/ N. Jasper Estes
N. Jasper Estes
Director

By:	/s/ Alan Walker
Alan Walker
Director

By:	/s/ Terry Walker
Terry Walker
Director

By:	/s/ Tim Walker
Tim Walker
Director

By:	/s/ Brian Witcher
Brian Witcher
Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Robin Cummings, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement under the Exchange Act of 1934, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposed as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact, agent, or their substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Exchange Act of 1934, as amended, this registration statement has been signed below by the following persons in the capacities indicated as of May 2, 2005.

Signature	Title
/s/ J. Robin Cummings	President, Chief Executive Officer, and Chairman of the Board of Directors

/s/ Lionel Powell	Chief Financial Officer

/s/ Whit Drake	Director

/s/ N. Jasper Estes	Director

/s/ Alan Walker	Director

/s/ Terry Walker	Director

/s/ Tim Walker	Director

/s/ Brian Witcher	Director

*By:	/s/ J. Robin Cummings
Attorney-in-fact

Altrust Financial Services, Inc.

and Subsidiaries

Consolidated Financial Statements

Years Ended December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS

ALTRUST FINANCIAL SERVICES, INC.

We have audited the accompanying consolidated balance sheet of Altrust Financial Services, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Altrust Financial Services, Inc. and subsidiaries as of December 31, 2003 and for each of the years in the two-year period then ended were audited by other auditors whose report dated January 30, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Altrust Financial Services, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Hughes PLLC

Atlanta, Georgia

April 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

    of Altrust Financial Services, Inc.

    Cullman, Alabama

We have audited the accompanying consolidated balance sheet of Altrust Financial Services, Inc. and Subsidiaries as of December 31, 2003, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. These consolidated financial statements were audited by Mackle, Splawn, Tindall & McDonald, LLP, whose practice was combined, effective October 1, 2004, with our Firm and whose report dated January 30, 2004, expressed an unqualified opinion on these financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Altrust Financial Services, Inc. and Subsidiaries as of December 31, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Carr, Riggs & Ingram, LLC

(as successor to Mackle, Splawn, Tindall & McDonald, LLP)

Birmingham, Alabama

January 30, 2004

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
ASSETS
Cash and due from banks	$12,924,551	$5,984,915
Federal funds sold	12,250,760	—

Cash and cash equivalents	25,175,311	5,984,915
Securities available for sale	136,983,070	59,816,577
FHLB, Bankers Bank and other stock	5,374,258	878,092
Loans, net of unearned interest	195,439,444	185,000,319
Less: Allowance for loan losses	(2,500,923)	(2,323,158)

Net loans	192,938,521	182,677,161
Premises and equipment, net	12,796,211	12,572,605
Accrued interest and dividends	2,237,100	1,908,687
Other real estate owned	1,807,840	1,647,519
Goodwill	4,716,947	4,024,011
Core deposit intangibles	1,031,496	1,500,295
Cash surrender value of life insurance	8,665,470	7,325,877
Deferred tax asset	964,723	831,689
Other assets	999,346	282,265

Total assets	$393,690,293	$279,449,693

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits:
Noninterest-bearing	$29,174,508	$42,703,110
Interest-bearing	212,467,704	173,540,738

Total deposits	241,642,212	216,243,848
Capitalized lease obligation	2,574,312	2,562,561
Company guaranteed debt of ESOP	2,545,973	3,096,000
Advances from the Federal Home Loan Bank	96,400,000	—
Federal funds purchased	—	10,573,383
Repurchase agreements	4,714,428	4,996,830
Accrued interest	594,611	329,213
Other liabilities	1,852,278	1,378,938

Total liabilities	350,323,814	239,180,773

Commitments and contingencies
Redeemable common stock held by ESOP at fair market value	8,023,862	6,144,296

Shareholders’ equity
Common stock, par value $.01 per share, 10,000,000 shares authorized, 5,435,260 and 5,546,613 shares issued as of December 31, 2004 and 2003, respectively	54,353	55,466
Capital surplus	15,923,622	16,759,733
Retained earnings	22,213,039	21,546,532
Accumulated other comprehensive loss	(279,431)	(509,534)
Unearned compensation related to ESOP debt	(2,545,973)	(3,096,000)
Treasury stock - at cost (2,834 shares and 83,101 shares as of December 31, 2004 and 2003)	(22,993)	(631,573)

Total shareholders’ equity	35,342,617	34,124,624

Total liabilities and shareholders’ equity	$393,690,293	$279,449,693

See accompanying notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Interest income:
Interest and fees on loans	$13,245,457	$14,281,960	$14,586,449
Taxable securities	3,327,209	997,144	529,089
Nontaxable securities	286,199	52,953	70,025
Federal funds sold	120,792	193,010	389,877
Other interest and dividends	103,893	33,282	46,168

Total interest income	17,083,550	15,558,349	15,621,608

Interest expense
Deposits	2,731,594	3,467,285	4,512,908
Borrowed funds	1,936,359	403,482	268,107

Total interest expense	4,667,953	3,870,767	4,781,015

Net interest income	12,415,597	11,687,582	10,840,593
Provision for loan losses	426,460	836,941	1,152,358

Net interest income after provision for loan losses	11,989,137	10,850,641	9,688,235

Noninterest income
Service charges on deposits	5,083,451	3,863,799	3,278,667
Insurance commissions	235,714	194,069	195,404
Investment securities gains	8,438	—	149,757
Other operating income	860,130	868,043	264,923

Total noninterest income	6,187,733	4,925,911	3,888,751

Noninterest expense
Salaries and employee benefits	6,165,286	5,847,943	4,020,940
Occupancy and equipment expense	1,791,989	1,795,451	1,494,845
Professional services	312,991	264,422	369,604
Core deposit intangible amortization	513,901	468,805	332,017
Other operating expenses	4,478,688	3,256,795	2,997,966

Total noninterest expense	13,262,855	11,633,416	9,215,372

Income before income taxes	4,914,015	4,143,136	4,361,614
Provision for income taxes	1,550,509	1,387,465	1,294,757

Net income	$3,363,506	$2,755,671	$3,066,857

Earnings per share:
Basic	$0.64	$0.56	$0.72
Diluted	$0.64	$0.56	$0.72

See accompanying notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Net income	$3,363,506	$2,755,671	$3,066,857

Other comprehensive income, net of tax:
Current year holding gains (losses) on securities available for sale:
Unrealized holding gains (losses) arising during period, net of tax of $121,146, $(234,359) and $(36,445), respectively	235,166	(454,933)	(70,747)
Reclassification adjustment (gains included in net income, net of tax)	(5,063)	(535)	(89,854)

Other comprehensive income	230,103	(455,468)	(160,601)

Comprehensive income	$3,593,609	$2,300,203	$2,906,256

See accompanying notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2004, 2003 and 2002

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation Re: ESOP Debt	Treasury Stock	Total
Balance, December 31, 2001	$39,658	$4,885,111	$16,100,565	$106,535	$(3,741,733)	$—	$17,390,136
Issuance of 32,400 shares upon exercise of options	324	278,676	—	—	—	—	279,000
Sale of 889,547 shares (refer to Note 9)	8,895	6,759,093	—	—	—	—	6,767,988
Net change in unrealized gains (losses) on securities	—	—	—	(160,601)	—	—	(160,601)
Net income	—	—	3,066,857	—	—	—	3,066,857
Change in fair value of allocated ESOP shares	—	—	387,163	—	—	—	387,163
Reduction of ESOP debt	—	—	—	—	145,733	—	145,733

Balance, December 31, 2002	48,877	11,922,880	19,554,585	(54,066)	(3,596,000)	—	27,876,276
Issuance of 18,000 shares upon exercise of options	180	136,620	—	—	—	—	136,800
Sale of 640,902 shares (refer to Note 9)	6,409	4,700,233	—	—	—	—	4,706,642
Purchase of 83,101 shares of treasury stock	—	—	—	—	—	(631,573)	(631,573)
Net change in unrealized gains (losses) on securities	—	—	—	(455,468)	—	—	(455,468)
Net income	—	—	2,755,671	—	—	—	2,755,671
Change in fair value of allocated ESOP shares	—	—	(763,724)	—	—	—	(763,724)
Reduction of ESOP debt	—	—	—	—	500,000	—	500,000

Balance, December 31, 2003	55,466	16,759,733	21,546,532	(509,534)	(3,096,000)	(631,573)	34,124,624
Issuance of 18,000 shares upon exercise of options	180	152,820	—	—	—	—	153,000
Purchase of 49,086 shares of treasury stock	—	—	—	—	—	(381,644)	(381,644)
Retirement of 129,353 shares of treasury stock	(1,293)	(988,931)	—	—	—	990,224	—
Dividends ($.15 per share)	—	—	(817,433)	—	—	—	(817,433)
Net change in unrealized gains (losses) on securities	—	—	—	230,103	—	—	230,103
Net income	—	—	3,363,506	—	—	—	3,363,506
Change in fair value of allocated ESOP shares	—	—	(1,879,566)	—	—	—	(1,879,566)
Reduction of ESOP debt	—	—	—	—	550,027	—	550,027

Balance, December 31, 2004	$54,353	$15,923,622	$22,213,039	$(279,431)	$(2,545,973)	$(22,993)	$35,342,617

See accompanying notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Cash flows from operating activities
Net income	$3,363,506	$2,755,671	$3,066,857
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	426,460	836,941	1,152,358
Depreciation and amortization	1,511,867	1,280,221	811,590
Deferred tax (benefit) expense	(286,435)	73,000	78,000
Gain on sale of securities	(8,438)	(891)	(149,757)
Loss on disposition of other real estate	98,603	90,640	28,219
Loss (gain) on disposition of premises and equipment	125,731	—	(176)
Increase in cash surrender value of life insurance	(339,593)	(326,877)	—
(Increase) decrease in accrued interest and dividends receivable	(325,428)	128,746	189,540
Increase (decrease) in accrued interest payable	248,787	(279,792)	(328,819)
Net change in other assets, liabilities, and other operating activities	(193,910)	605,680	(393,519)

Net cash provided by operating activities	4,621,150	5,163,339	4,454,293

Cash flows from investing activities
Net cash received in acquisition of branches	6,625,831	—	14,348,611
Purchases of available-for-sale securities	(100,166,564)	(89,075,624)	(88,764,827)
Proceeds from sales of available-for sale securities	—	—	3,565,892
Proceeds from maturities/ calls of available-for-sale securities	23,085,684	51,315,482	80,430,468
Net (increase) decrease in loans	(11,753,729)	491,983	16,768,253
Purchases of premises and equipment, net	(914,973)	(2,537,218)	(980,451)
Proceeds from the disposition of premises and equipment	5,000	—	12,020
Proceeds from disposition of other real estate owned	1,476,341	991,973	840,007
Purchase of life insurance on officers	(1,000,000)	(6,999,000)	—
Net (increase) decrease FHLB, Bankers
Bank and other stock	(4,496,166)	145,300	—

Net cash (used in) provided by investing activities	(87,138,576)	(45,667,104)	26,219,973

See accompanying notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Cash flows from financing activities
Net (decrease) increase in non-interest bearing deposits	$(17,417,607)	$3,946,831	$875,653
Net increase (decrease) in interest bearing deposits	34,615,540	(19,094,337)	(21,312,691)
Net increase (decrease) in securities sold under agreement to repurchase	(282,402)	483,144	4,513,686
Increase in advances from FHLB	96,400,000	—	—
Net (decrease) increase in federal funds purchased	(10,573,383)	10,573,383	—
(Decrease) increase in capital lease obligation	11,751	10,960	(8,801)
Dividends paid	(817,433)	—	—
Purchase of treasury stock	(381,644)	(631,573)	—
Proceeds from sale of stock, net	153,000	5,047,242	7,046,988

Net cash provided by (used in) financing activities	101,707,822	335,650	(8,885,165)

Net increase (decrease) in cash and cash equivalents	19,190,396	(40,168,115)	21,789,101
Cash and cash equivalents, beginning of year	5,984,915	46,153,030	24,363,929

Cash and cash equivalents, end of period	$25,175,311	$5,984,915	$46,153,030

Supplemental disclosures – cash and noncash
Interest paid	$4,402,555	$4,150,559	$4,773,243
Income taxes paid	1,173,794	990,511	1,681,111
Loans transferred to foreclosed real estate	1,780,164	1,257,295	988,803
Retirement of treasury stock	990,224	—	—
Land and building acquired under capitalized lease	—	—	2,560,402
Fair value of noncash assets acquired in branch acquisitions	1,591,710	—	65,779,988
Fair values of noncash liabilities assumed in branch acquisitions	8,217,541	—	79,554,804

See accompanying notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation: The consolidated financial statements include the accounts of Altrust Financial Services, Inc. (the “Company”) and its wholly owned subsidiaries, Peoples Bank of North Alabama (the “Bank”), Southern Insurance of Cullman, Inc. and Southern Appraisal Services, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

Nature of operations: The Company is a bank holding company headquartered in Cullman, Alabama, which through its subsidiary Peoples Bank of North Alabama provides a full range of banking services to individual and corporate customers throughout central and north Alabama.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, valuation of foreclosed real estate, and fair values of financial instruments are particularly subject to change.

Cash, Due from Banks and Cash Flows: For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, mortgage loans held for sale, federal funds sold, interest-bearing deposits in banks, accounts receivable-brokers and escrow agents, deposits, drafts payable, other borrowings and federal funds purchased are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank based on a percentage of deposits. The total of those reserve balances were approximately $50,000 and $460,000 at December 31, 2004 and 2003, respectively.

Investment securities: Securities are classified as available-for-sale when they might be sold before maturity. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of shareholders’ equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as unrealized losses.

Investments in Equity Securities Carried at Cost: Investment in Federal Home Loan Bank (“FHLB”) stock, which is carried at cost because it can only be redeemed at par, is a required investment based on the Bank’s membership and amount of borrowing with the FHLB. The Bank also carries certain other equity securities at cost, which approximates fair value.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans are stated at unpaid principal balances, less the allowance for loan losses and unearned discounts.

Interest on all loans is recognized as income based upon the applicable rate applied to the daily outstanding principal balance of the loans. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are generally applied as a reduction of the loan principal balance. Interest income on nonaccrual loans is recognized only to the extent of interest payments received.

Allowance for loan losses: The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of the estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for losses on loans. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Foreclosed real estate: Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. At the time of foreclosure, foreclosed real estate is recorded at fair value less cost to sell, which becomes the property’s new basis. Any write downs based on the asset’s fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in other operating expenses.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Assets which are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations. Depreciation is calculated on a straight-line basis over the assets useful lives, which range from 3 to 10 years for furniture, fixtures and equipment, while buildings and components range from 10 to 30 years.

Bank owned life insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Other Intangible Assets: Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Other intangible assets consist of core deposit intangibles arising from whole bank and branch acquisitions and are determined by an independent consulting firm. They are initially measured at fair value and then are amortized on an accelerated method considering estimated deposit account attrition, which ranges from seven to fifteen years. Goodwill and other intangible assets are assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Income taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Premises and equipment: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are required to be pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Based Compensation: SFAS No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. As prescribed by Opinion No. 25, no compensation cost is recognized for stock options issued under the Company’s stock option plans that have no intrinsic value at grant date. Compensation cost is recognized ratably over the vesting period for stock options which do have intrinsic value at the grant date. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation (Continued)

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2004	2003	2002
Net income, as reported	$3,363,506	$2,755,671	$3,066,857
Deduct: Total stock-based employee compensation based on fair value accounting for options, net of tax	(75,928)	(61,444)	(61,243)

Pro forma net income	$3,287,578	$2,694,227	$3,005,614

Earnings per share:
Basic - as reported	$0.64	$0.56	$0.72

Basic - pro forma	$0.63	$0.55	$0.71

Diluted - as reported	$0.64	$0.56	$0.72

Diluted - pro forma	$0.62	$0.55	$0.70

Earnings Per Common Share: Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Pursuant to the requirements of AICPA Statement of Position (SOP) 93-6, Employers’ Accounting for Employee Stock Ownership Plans, the weighted average number of common shares outstanding during the period excludes common shares that are restricted and have not been released or committed to be released and allocated to plan participants of the Employee Stock Ownership Plan. The number of common shares excluded for the periods of December 31, 2004, 2003, and 2002 were 206,715, 275,289, and 343,071, respectively.

Employee stock ownership plan: The Company and its subsidiaries have an Employee Stock Ownership Plan (ESOP) which covers substantially all employees. Contributions to the ESOP are determined by the Board of Directors.

Loan Commitments and Related Financial Instruments: Financial instruments, which include credit card arrangements, commitments to make loans and standby letters of credit, are issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments such as stand by letters of credit are considered financial guarantees in accordance with FASB Interpretation No. 45. The fair value of these financial guarantees is not material.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Debt cancellation contracts: The Bank issues debt cancellation contracts on certain loans of its customers. The contracts represent an agreement by the Bank to cancel the debt of the borrower upon said borrower’s death. Contracts may not be written on loans in excess of $30,000 per borrower. The Bank charges fees equivalent to that authorized by the state banking authorities, and sets aside 100% of all fees as a reserve for potential claims. At various intervals the reserve is analyzed by management for adequacy with adjustments for estimated earned portions recorded into income. The reserve for debt cancellation contracts, including amounts estimated as unearned, was $199,223 and $196,048 at December 31, 2004 and 2003, respectively.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity.

Advertising: Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2004, 2003 and 2002 was $394,008, $45,885 and $32,828, respectively.

Segments: Internal financial reporting is primarily reported and aggregated in three lines of business: banking, mortgage insurance and appraisal services. Banking accounts for nearly 100% of revenues for 2004.

Reclassifications: Certain items in prior year financial statements have been reclassified to conform to the 2004 presentation.

New accounting pronouncements: In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (“IRLC”), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133. Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on the consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements (Continued)

In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP is not expected to have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first fiscal year reporting period after December 15, 2005. Accordingly, the Company will adopt SFAS No. 123(R) commencing with the quarter ending March 31, 2006. If the Company had included the cost of employee stock option compensation in its consolidated financial statements, its net income for the fiscal years ended December 31, 2004, 2003 and 2002 would have decreased by approximately $76,000, $61,000, and $61,000, respectively.

NOTE 2 – INVESTMENT SECURITIES

Securities are summarized as follows:

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale
U.S. Government and agency securities	$26,986,566	$—	$510,319	$26,476,247
Mortgage-backed securities	86,412,436	346,479	415,926	86,342,989
Corporate bonds	6,011,527	5,625	13,402	6,003,750
State and municipal securities	18,038,260	163,799	41,975	18,160,084

Totals	$137,448,789	$515,903	$981,622	$136,983,070

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale
U.S. Government and agency securities	$40,085,699	$59,220	$721,752	$39,423,167
Mortgage-backed securities	14,394,601	1,430	217,341	14,178,690
Corporate bonds	4,007,267	2,066	11,941	3,997,392
State and municipal securities	2,178,233	42,517	3,422	2,217,328

Totals	$60,665,800	$105,233	$954,456	$59,816,577

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 2 – INVESTMENT SECURITIES (Continued)

Provided below is a summary of securities available-for-sale which were in an unrealized loss position at December 31, 2004 and 2003. Approximately 72% of the unrealized loss for 2004 was comprised of 14 securities in a continuous loss position for twelve months or more. The Bank has the ability and intent to hold these securities until such time as the value recovers or the securities mature. Further, the Bank believes the deterioration in value on these securities is attributable to changes in market interest rates and not credit quality of the issuer.

	2004
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Government and agencies	$1,984,992	$2,196	$24,491,255	$508,123	$26,476,247	$510,319
State, County, Municipal	6,670,614	41,935	—	—	6,670,614	41,935
Mortgage backed securities	44,325,623	233,795	10,573,881	182,171	54,899,504	415,966
Corporate bonds	—	—	2,998,125	13,402	2,998,125	13,402

	$52,981,229	$277,926	$38,063,261	$703,696	$91,044,490	$981,622

	2003
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. Government and agencies	$24,277,418	$721,752	$—	$—	$24,277,418	$721,752
State, County, Municipal	418,816	3,422	—	—	418,816	3,422
Mortgage backed securities	14,117,685	217,341	—	—	14,117,685	217,341
Corporate bonds	3,000,000	11,941	—	—	3,000,000	11,941

	$41,813,919	$954,456	$—	$—	$41,813,919	$954,456

Contractual maturities of securities available for sale at December 31, 2004 are shown below.

Fair Value
Due in one year or less	85,311
Due after one year through five years	14,545,392
Due after five years through ten years	15,437,598
Due after ten years	20,571,780
Mortgage-backed securities	86,342,989

Total	$136,983,070

Sales of securities available for sale during 2004, 2003 and 2002 were $14,433,438, $0, and $3,565,892 and resulted in gross realized gains of $8,438, $0, and $149,757, respectively.

The carrying value of investment securities pledged to secure public funds on deposit, advances from the Federal Home Loan Bank and for other purposes as required by law was approximately $107,103,000 and $24,512,000, at December 31, 2004 and 2003, respectively.

Other investments include a restricted investment in Federal Home Loan Bank stock for membership requirement and to secure available lines of credit. The amount of investment in this stock was $4,896,500 and $669,700 at December 31, 2004 and 2003, respectively. Other investments also include an investment in Bankers Bank stock of $457,758 and $208,392 at December 31, 2004 and 2003, respectively, and an investment in CBAA Services, Inc. of $20,000 at December 31, 2004.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 3 – LOANS

The composition of loans as of December 31, 2004 and 2003 is summarized as follows:

	2004	2003
Commercial, financial and agricultural	$26,775,980	$22,562,617
Real estate - construction	26,649,437	25,319,648
Real estate – mortgage	122,556,102	113,253,015
Consumer	19,457,925	23,865,039

Total	195,439,444	185,000,319
Less: Allowance for loan losses	(2,500,923)	(2,323,158)

Net loans	$192,938,521	$182,677,161

Activity in the allowance for loan losses is as follows:

	2004	2003	2002
Balance, beginning of year	$2,323,158	$2,198,118	$1,739,361
Loans charged off	(345,224)	(838,224)	(794,288)
Recoveries on loans previously charged off	96,529	126,323	100,687
Provision for loan losses	426,460	836,941	1,152,358

Balance, end of year	$2,500,923	$2,323,158	$2,198,118

Impaired loans were as follows:

	2004	2003	2002
Loans with allowance allocated	$13,221,000	$8,441,000	$15,443,000
Amount of allowance allocated	1,158,505	1,362,928	1,602,253
Average balance during the year	10,831,000	11,942,000	11,617,000
Interest income not recognized during impairment	124,858	317,891	281,287

Nonperforming loans were as follows:

	2004	2003
Loans past due 90 days still on accrual	$—	$31,281
Nonaccrual loans	1,634,368	3,479,474

Total	$1,634,368	$3,510,755

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 3 – LOANS (CONTINUED)

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2004 are as follows:

Balance, beginning of year	$6,193,268
Advances	3,412,438
Repayments	(1,720,123)

Balance, end of year	$7,885,583

NOTE 4 – PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2004	2003
Land	$4,528,038	$4,423,278
Buildings	7,379,115	6,768,270
Furniture and equipment	4,518,944	4,283,815
Automobiles	188,477	107,682
Leasehold improvements	388,475	426,118
Construction in process	531,201	651,962

	17,534,250	16,661,125
Accumulated depreciation	(4,738,039)	(4,088,520)

Total	$12,796,211	$12,572,605

The above schedule includes land and building covered by a capitalized lease obligation in connection with the acquisition of the Marshall County branches in 2002. Under the terms of the agreement, the Company is to pay sixty monthly payments of $14,000 beginning June 1, 2002 and the balance of $2,621,543 on June 1, 2007. As of December 31, 2004 the capitalized lease is summarized as follows:

Total Payments	$3,027,543
Amount representing interest	(453,231)

Balance capitalized lease obligation	$2,574,312

The provisions for depreciation charged to occupancy and equipment expense for the years ended December 31, 2004, 2003 and 2002 were $691,636, $632,953 and $550,458 respectively.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 4 – PREMISES AND EQUIPMENT (Continued)

The Bank leases land and building space under noncancellable operating leases. Future minimum lease payments under noncancellable operating leases are summarized as follows:

2005	$204,570
2006	125,705
2007	97,202
2008	37,200
2009	13,300
Thereafter	6,400

$484,377

For the years ended December 31, 2004, 2003 and 2002, annual rental expense on operating leases was $197,100, $312,572, and $192,705, respectively.

NOTE 5 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The change in the amount of goodwill is as follows:

	2004	2003
Beginning of year	$4,024,011	$4,024,011
Goodwill from acquisitions during year	692,936	—

End of year	$4,716,947	$4,024,011

Goodwill is no longer amortized and will be periodically evaluated for impairment. No impairment was recognized in 2004 or in 2003.

Core deposit and other intangibles

Core deposit intangibles had a gross carrying amount of $3,053,069 and $3,007,967 for years ended 2004 and 2003 and accumulated amortization of $2,021,573 and $1,507,672 for the same periods, respectively. Aggregate amortization expense was $513,901 for year ended 2004, $468,805 for year ended 2003 and $332,017 for year ended 2002. Core deposit intangibles of approximately $45,102 were recorded during 2004.

Estimated amortization expense for each of the next five years is as follows:

2005	$152,343
2006	152,343
2007	152,343
2008	152,343
2009	120,483

$729,855

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 6 – DEPOSITS

Deposits at year-end were as follows:

	2004	2003
Noninterest-bearing demand	$29,174,508	$42,703,110
Interest bearing checking	98,041,325	63,446,288
Savings	26,974,058	22,655,391
Time	56,109,125	60,310,499
Time, $100,000 and over	31,343,196	27,128,560

Total	$241,642,212	$216,243,848

The scheduled maturities of time deposits at December 31, 2004 are as follows:

	$100,000 or more	Less than $100,000	Total
Three months or less	$11,245,344	$13,712,444	$24,957,788
Over three through twelve months	11,421,403	25,563,404	36,984,807
Over one year through three years	5,760,960	14,025,234	19,786,194
Over three years	2,915,489	2,808,043	5,723,532

Total	$31,343,196	$56,109,125	$87,452,321

NOTE 7 – BORROWINGS

Advances from the Federal Home Loan Bank at December 31, 2004 are summarized as follows:

Type of advance	Balance	# of Advances	Weighted Rate
Convertible	$31,800,000	6	3.51%
Variable rate	8,000,000	1	2.75%
Fixed rate	56,600,000	16	2.85%

Total	$96,400,000	23	3.10%

Year	Convertible	Variable	Fixed	Total
2005	$—	$—	$18,050,000	$18,050,000
2006	—	8,000,000	12,050,000	20,050,000
2007	—	—	2,000,000	2,000,000
2008	—	—	4,000,000	4,000,000
2009	5,500,000	—	20,500,000	26,000,000
Thereafter	26,300,000	—	—	26,300,000

Total	$31,800,000	$8,000,000	$56,600,000	$96,400,000

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 7 – BORROWINGS (Continued)

The fixed rate advances with maturities in 2009 include $22,500,000 of principal reducing credits requiring annual payments of principal.

The advances are collateralized by securities with a fair value of $83,843,350 and by a blanket lien on the Company’s 1-4 family mortgage loans and real estate loans. Qualifying real estate loans eligible as collateral for borrowings from the Federal Home Loan Bank amounted to approximately $53,000,000 as of December 31, 2004.

Federal Funds Purchased

In addition to the above, at December 31, 2004 and 2003, the Company had available lines of credit totaling approximately $49,000,000 with various financial institutions for borrowing on a short-term basis, with $0 and $10,573,383 outstanding, respectively. These lines are subject to annual renewals with varying interest rates.

NOTE 8 – STOCK OPTIONS

The Company has a qualified stock option plan for key employees (the “employee plan”) and has reserved 250,000 shares of common stock. Options are granted at the fair market value of the Company’s common stock on the date of grant. All options under the employee plan expire ten years from the date of grant and vest after five years. At December 31, 2004, 216,600 options were available for grant.

The Company also has non-qualified stock option plans for directors (the “director plans”) and has reserved 750,000 shares of common stock. Options are granted at fair market value. All options under these plans expire ten years from the date of grant and vest after five years. At December 31, 2004, 699,600 options were available for grant.

The Company also had an employee and director plan that was implemented in 1995. Under that plan, a total of 520,000 shares were reserved of which 288,800 were issued and were outstanding at December 31, 2004. This plan was replaced by a new plan for 2004 as noted above.

Other pertinent information related to the options follows:

	2004		2003		2002
	Number	Weighted- Average Exercise Price	Number	Weighted- Average Exercise Price	Number	Weighted- Average Exercise Price
Under option, beginning of year	306,800	$7.26	266,000	$7.00	256,000	$6.28
Granted at market price	83,800	8.00	58,800	7.60	58,800	8.50
Exercised	(18,000)	4.45	(18,000)	4.46	(42,400)	3.51
Cancelled	—	—	—	—	(6,400)	7.75

Under option, end of year	372,600	7.56	306,800	7.26	266,000	7.00

Exercisable, end of year	104,000	6.18	98,000	5.44	90,000	4.56

Weighted-average fair value of options issued during the year	$2.53		$2.50		$2.51

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 8 – STOCK OPTIONS (Continued)

At December 31, 2004, the 372,600 options outstanding had a range of exercise prices of $3.69 to $8.50 per share and the weighted average remaining contractual life for those options was 7 years. Information pertaining to options outstanding at December 31, 2004 is as follows:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$ 3.69 - $ 4.40	31,600	0.9	$4.16	$3.69 - $ 4.40	—	0.9	$4.16
$ 5.25 - $ 7.60	80,000	7.1	6.98	$5.25 - $ 7.60	21,200	2.2	5.25
$ 7.75 - $ 8.50	261,000	7.1	8.16	$7.75 - $ 8.50	51,200	3.7	7.81

	372,600	6.6	$7.56		104,000	2.5	$6.18

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Dividend yield (as a percent of the fair value of the stock)	.63%	.66%	.59%
Expected life	7 years	7 years	7 years
Expected volatility	22.00%	22.00%	22.00%
Risk-free interest rate	3.87%	3.52%	4.30%

NOTE 9 - REGULATORY CAPITAL MATTERS

The Bank is subject to dividend restrictions set forth by the Alabama State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the Alabama State Banking Department, declare dividends in excess of the sum of the current year’s earnings plus the retained earnings from the prior two years. The dividends as of December 31, 2004, that the Bank could declare, without the approval of the Alabama State Banking Department amounted to approximately $8,233,000.

The Bank is subject to various regulatory capital requirements administered by the state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 9 - REGULATORY CAPITAL MATTERS (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank’s prompt corrective action category.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In thousands)
As of December 31, 2004:
Total Risk-Based Capital (to Risk-Weighted Assets)	$40,386	16.71%	$19,335	8.0%	$24,169	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	37,885	15.68%	9,667	4.0%	14,501	6.0%
Tier 1 Capital (to Average Total Assets)	37,885	9.78%	15,492	4.0%	19,365	5.0%
As of December 31, 2003:
Total Risk-Based Capital (to Risk-Weighted Assets)	37,544	18.44%	16,292	8.0%	20,365	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	35,221	17.30%	8,146	4.0%	12,219	6.0%
Tier 1 Capital (to Average Total Assets)	35,221	12.61%	11,177	4.0%	13,971	5.0%
As of December 31, 2002:
Total Risk-Based Capital (to Risk-Weighted Assets)	29,505	15.72%	15,016	8.0%	18,770	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	27,307	14.55%	7,508	4.0%	11,262	6.0%
Tier 1 Capital (to Average Total Assets)	27,307	10.00%	10,926	4.0%	13,657	5.0%

The capital ratios for the holding company do not materially differ from those shown above and thus are not shown separately.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 10 - OTHER OPERATING INCOME AND EXPENSES

The major components of other operating income and expense included in noninterest income and noninterest expense are as follows:

	Years ended December 31,
	2004	2003	2002
Other Operating Income:
Increase in cash surrender value of bank owned life insurance	$339,593	$326,877	$—
Other	520,537	541,166	264,923

Total	$860,130	$868,043	$264,923

Other Operating Expenses:
Postage	$234,126	$213,283	$205,030
Telephone	581,482	420,311	323,322
ATM expense	408,875	196,752	151,796
Federal Reserve charges	276,179	203,587	160,655
Supplies	273,748	277,783	284,405
Advertising	394,008	45,885	32,828
Overdraft losses	545,555	301,688	217,827
Other	1,764,715	1,597,506	1,622,103

Total	$4,478,688	$3,256,795	$2,997,966

NOTE 11 – INCOME TAXES

The Components of income tax expense (benefit) are as follows:

	2004	2003	2002
Current:
Federal	$1,657,414	$1,181,118	$1,084,474
State	179,530	133,347	132,283
Deferred:
Federal	(247,070)	54,000	73,000
State	(39,365)	19,000	5,000

Income tax expense	$1,550,509	$1,387,465	$1,294,757

The Company’s total income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	2004		2003		2002
	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings
Tax at statutory federal rate:	$1,670,765	34.0	$1,408,666	34.0	$1,482,949	34.0
Effect on rate of:
Tax-exempt securities	(97,308)	(2.0)	(18,004)	(0.4)	(23,808)	(0.5)
Tax-exempt loan interest	(9,901)	(0.2)	(3,833)	(0.1)	(8,222)	(0.2)
State income tax	92,509	1.9	152,347	3.6	137,283	3.1
Interest expense disallowance	8,425	0.2	1,679	0.1	3,976	0.1
Bank owned life insurance	(115,462)	(2.3)	(111,138)	(2.7)	—	—
Other	1,481	—	(42,252)	(1.0)	(297,421)	(6.8)

Effective income Tax and rate	$1,550,509	31.6	$1,387,465	33.5	$1,294,757	29.7

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 11 – INCOME TAXES (Continued)

The components of the net deferred tax asset are as follows:

	2004	2003
Deferred compensation	$16,153	$43,300
Net unrealized (gains) losses on securities available for sale	186,288	339,689
Depreciation	(42,155)	(293,529)
Allowance for loan losses	759,483	696,283
Reserve for debt cancellation	14,920	13,652
Other	30,034	32,294

Total	$964,723	$831,689

Management of the Company believes its net deferred tax asset is recoverable.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, credit card arrangements, and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. A summary of the Bank’s commitments and contingent liabilities is approximately as follows:

	2004	2003
Commitments to extend credit	$15,752,000	$14,527,000
Credit card arrangements	2,312,000	2,263,000
Standby letters of credit	2,153,000	801,000

Commitments to extend credit, credit card arrangements, commercial letters of credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 13 – CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in the Bank’s market area. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in this area.

The Company’s loan portfolio is primarily concentrated in loans secured by real estate of which a substantial portion is secured by real estate in the Company’s primary market area. In addition, a substantial portion of the other real estate owned is located in that same market. Accordingly, the ultimate collectibility of the loan portfolio and the recovery of the carrying amount of other real estate owned are susceptible to changes in market conditions in the Company’s primary market area.

NOTE 14 – EMPLOYEE STOCK OWNERSHIP PLAN

The Company has adopted an Employee Stock Ownership Plan (the “ESOP”) which enables eligible employees of the Bank to own Company common stock.

The ESOP is a noncontributory plan that provides retirement and disability benefits for eligible employees, and death benefits. Employees who are credited with one thousand hours of service in any twelve-month period or who have completed three consecutive months of service may become participants in the Plan.

Benefits under the Plan depend upon a participant’s years of credited service with the Company or the Bank and the annual allocation of employer contributions based upon the ratio that the compensation of the participant bears to the total compensation of all participants. A participant is 20% vested in their accrued benefits after completion of three years of service. Vesting increases 20% per year for the next four years with the participant becoming fully vested upon completion of seven years of service.

During 1999, the ESOP borrowed $5,212,856 from an unrelated financial institution. The funds were used to acquire 661,950 shares (after stock split) of the Company’s stock. The Company, as plan sponsor, has guaranteed the loan, and in accordance with generally accepted accounting principles must account for the aforementioned leveraged transaction by recording the debt of the ESOP as a liability and recording an offsetting reduction of equity. As debt principal is paid, these accounts are correspondingly reduced.

The shares pledged against the ESOP loan are held in escrow. The restricted shares are released based upon a formula calculation of principal and interest paid as a percentage of the total principal and interest to be paid under terms of the loan agreement; however, the lender cannot hold more fair market value collateral than the outstanding loan principal. Dividends paid on unallocated shares are expensed as compensation.

In accordance with the ESOP, the company is expected to honor the rights of participants to liquidate their ownership of the common stock in the event of termination. To the extent that allocated shares of common stock held by the ESOP are not readily traded, a sponsor must reflect the maximum cash obligation related to those securities outside of stockholders’ equity to liabilities. As of December 31, 2004 and 2003, the allocated shares held by the ESOP were 835,819 and 768,037 respectively, with a fair value and maximum cash obligation of $8,023,862 and $6,144,296 respectively.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 14 – EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

The following summarizes the applicable activity and balances regarding the ESOP:

	2004	2003	2002
ESOP expense:
Amount representing compensation	$648,128	$609,511	$566,499
Amount representing interest	88,596	92,190	128,154

Total	$736,724	$701,701	$694,653

The accrued and unpaid contribution amounts were $620,631, $579,539 and $592,605 at December 31, 2004, 2003 and 2002, respectively.

	2004	2003	2002
ESOP obligation:
Balance beginning of period	$3,096,000	$3,596,000	$3,741,733
Principal reductions	(550,027)	(500,000)	(145,733)

Balance at end of period	$2,545,973	$3,096,000	$3,596,000

Schedule of repayment of ESOP debt is as follows:

April 15, 2005	$600,000
April 15, 2006	700,000
April 15, 2007	800,000
April 15, 2008	445,973

Total	$2,545,973

The indebtedness described above is included in liabilities and as a reduction of equity. As guarantor of the ESOP loan, the Company is subject to certain restrictive covenants (financial and other). The Company was in compliance or has received a waiver with regard to the covenants as of December 31, 2004, 2003 and 2002.

	2004	2003	2002
Summary of restricted shares:
Held in escrow at beginning	$343,071	$403,138	$432,551
Shares released	(67,782)	(60,067)	(29,413)

Balance at end of year	$275,289	$343,071	$403,138

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 15 – EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations are presented below.

	2004	2003	2002
Basic Earnings Per Share:
Net income	$3,363,506	$2,755,671	$3,066,857
Weighted average common Shares outstanding	5,237,248	4,889,980	4,257,969

Basic earnings per share	$.64	$.56	$.72

Diluted Earnings Per Share:
Net income	$3,363,506	$2,755,671	$3,066,857
Weighted average common Shares outstanding	5,237,248	4,889,980	4,257,969
Add: Dilutive effects of assumed conversions and exercises of stock options based on the treasury method using average market prices for the year	40,685	16,613	26,010

Weighted average common and dilutive potential common shares outstanding	5,277,933	4,906,593	4,283,979

Diluted earnings per share	$.64	$.56	$.72

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 16 – RELATED PARTY TRANSACTIONS

Loans

As more fully described in Note 3, the Bank made loans to related parties during 2004 and 2003 which amounted to $7,885,583 and $6,193,268 at December 31, 2004 and 2003, respectively.

Leases

The Bank has a lease agreement with a director for the lease of a branch facility. The lease is of comparable terms and conditions as would be from an independent party. The lease is on a month-to-month basis with monthly rental payments of $1,400.

Construction

During 2004, 2003 and 2002, the Bank contracted with Walker Brothers, Ltd., an affiliated business of certain directors, for the construction and remodeling of facilities. Total amounts paid to this related party during 2004, 2003 and 2002 amounted to $375,586, $305,676 and $276,095, respectively.

Appraisal evaluation services

During 2004, 2003 and 2002, the Bank utilized the services of a real estate firm owned by a director’s family member for evaluations on loans secured by real estate and not requiring independent certification. The director is an employee of the firm and performs the evaluations. The total amounts paid during 2004, 2003 and 2002 were $13,046, $9,400 and $41,200, respectively. Additionally, Southern Appraisal Services, Inc. (one of the company’s subsidiaries) paid this director $6,765, and $14,431 during 2004 and 2003 in fees and expenses for appraisal services.

NOTE 17 – SEGMENT INFORMATION

In addition to banking, the Company is engaged in other areas of operation through its non-bank subsidiaries offering services and products to enhance and compliment its banking operations. Southern Insurance of Cullman, Inc. acts as an agent for obtaining title insurance for the Bank’s real estate loan customers and to offer various services to the Bank’s customers. Southern Appraisal Services, Inc., formed in 2003, provides real estate appraisal services.

The Company’s non-bank subsidiaries do not meet the quantitative threshold for disclosure on a separate basis. The combined revenue of these subsidiaries for 2004, 2003 and 2002 was less than 3% of consolidated revenues each year and has been included in non-interest income. The combined expenses of these subsidiaries for 2004, 2003 and 2002 was less than approximately 3% of consolidated expenses and has been included in non-interest expense.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 18 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all non financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents approximate those assets’ fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If a quoted market price is not available, fair value is based on quoted market prices of comparable instruments.

Other investments: Fair values for other investments are considered to be their cost as they are redeemed at par value.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair value is based on carrying amounts. The fair value of other loans (for example, fixed rate commercial real estate, mortgage loans, and industrial loans) is estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair value for impaired loans is estimated using discounted cash flow analysis, or underlying collateral values, where applicable.

Accrued interest and dividends receivable: The carrying amount of accrued interest and dividends receivable approximates its fair value.

Cash surrender value of life insurance: The carrying amount of bank owned life insurance approximates its fair value.

Deposits: The fair value disclosed for demand deposits is, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 18 – FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Federal funds purchased, FHLB advances, debt of ESOP and the capitalized lease obligation: The carrying amounts for the short-term portions of these borrowings approximate their fair values. The long term portions are estimated using a discounted cash flow calculation that applies interest rates currently available for similar terms.

Loan commitments: Fair values of the Company’s off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company’s other off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

The carrying amounts and estimated fair values of the Company’s financial instruments as of December 31, 2004 and 2003 are as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Financial assets
Cash and short-term investments	$25,175	$25,175	$5,985	$5,985
Investment securities	136,983	136,983	59,817	59,817
Other investments	5,374	5,374	878	878
Loans, net	192,939	190,291	182,677	181,421
Accrued interest and dividends receivable	2,237	2,237	1,909	1,909
Cash surrender value of Life insurance	8,665	8,665	7,326	7,326

Total financial assets	$371,373	$368,725	$258,592	$257,336

Financial liabilities
Deposits	$241,642	$242,573	$216,244	$218,679
FHLB Advances	96,400	95,069	—	—
Capitalized lease obligation	2,574	2,574	2,563	2,563
Debt of ESOP	2,546	2,546	3,096	3,096
Federal funds purchased	—	—	10,573	10,573
Securities sold under agreement to repurchase	4,714	4,714	4,997	4,997
Accrued interest payable	595	595	329	329

Total financial liabilities	$348,471	$348,071	$237,802	$240,237

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 19 - BUSINESS COMBINATION’S

On September 22, 2003, the Company entered into an “Acquisition Agreement” with THE BANK, an Alabama banking corporation, whereby the Company acquired a branch operation in Morris, Alabama. The transaction was approved by the regulatory agencies and closed on February 6, 2004. The Company paid a deposit premium of 9% for the branch, which resulted in the Company recording intangible assets of $738,038. The identifiable intangible asset associated with the fair value of the core deposit base, as determined by an independent consulting firm, was determined to be $45,102 and is being amortized as expense on a straight-line method over a seven-year period. The remaining intangible asset of $692,936 has been classified as goodwill, and thus will not be systematically amortized, but rather will be subject to an annual impairment test. The amortization of the identifiable intangible asset is included in the accompanying Consolidated Statements of Income beginning on the acquisition date of February 6, 2004. The operating results of these branches would be immaterial to the results of the Company and therefore pro forma results of operations have not been presented.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition.

Cash	$6,625,831
Loans, net	717,240
Premises and equipment	131,000
Goodwill	692,936
Core deposit intangible	45,102
Other assets	5,432

Total assets acquired	$8,217,541

Deposits	$8,217,041
Other liabilities	500

Total liabilities assumed	$8,217,541

On February 25, 2002, the Company entered into an agreement with Community Bank, Blountsville, Alabama to purchase six bank branches and the related assets and deposits located in Marshall County, Alabama. The Company received the necessary regulatory approvals for the transaction and the transaction was closed as of May 31, 2002. As a result of the acquisition of the branches, Peoples Bank acquired approximately $58.8 million of loans and approximately $4.7 million of other assets (including capitalized leases on branch premises), and assumed approximately $79.6 million of deposit liabilities. The Company has paid the seller a premium of 8% of the core deposit liabilities or approximately $4.9 million. The identifiable intangible asset associated with the fair value of the core deposit base, as determined by an independent consulting firm, was determined to be $908,463 and is being amortized as expense on an accelerated basis over a 7 year period.

Following is a summary of the assets purchased and the liabilities assumed:

Cash and cash items	$573,795
Premises and equipment	1,080,565
Prepaid and accrued expenses-net	5,368
Loans:
Gross	59,186,797
Accrued interest receivable on loans	361,049
Less credit discount	(393,620)

Net loans	59,154,226
Other assets (primarily repossessed assets)	33,560
Goodwill	4,024,011
Core deposit intangible	908,463
Additional cash provided by seller	13,774,816

Total assets recorded	$79,554,804

Deposits and accrued interest payable
Demand (includes Now and MM accounts)	$22,957,158
Savings	7,287,804
Certificates of deposit under $100,000	30,890,456
Total core deposits	61,135,418
Accrued interest payable	336,591
Certificates of deposit over $100,000 and Public
Funds time deposits	18,082,795

Total deposits and liabilities recorded	$79,554,804

Values have been allocated and assigned based on estimated fair value of the respective asset or liability.

Additionally, the Company entered into a lease-purchase agreement on one of the branch facilities. The agreement provides that the Company will pay monthly rent of $14,000 for sixty months and purchase the property for $2,621,543. The present value of the payments at 2004 and 2003 totaled $2,574,312 and $2,562,561 respectively. The lease obligation is being accounted for as a capital lease.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 20 – PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

Balance Sheets

Years ended December 31, 2004 and 2003

	2004	2003
Assets
Cash and due from banks	$122,232	$202,025
Investment in subsidiaries	45,965,825	43,379,942
Other assets	25,940	98,926

Total assets	$46,113,997	$43,680,893

Liabilities and shareholders’ equity
Liabilities
Company guaranteed debt of ESOP	$2,545,973	$3,096,000
Deferred compensation	—	180,525
Due to subsidiaries	135,433	135,448
Other liabilities	66,112	—

Total liabilities	2,747,518	3,411,973
Redeemable common stock held by ESOP at fair market value	8,023,862	6,144,296
Shareholders’ equity	35,342,617	34,124,624

Total liabilities and shareholders’ equity	$46,113,997	$43,680,893

Statements of Income

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Income
Dividends from subsidiaries	$1,043,819	$—	$—

Expenses
Deferred compensation	—	76,700	(425,100)
Other expenses	59,656	54,358	171,275

Total expenses	59,656	131,058	(253,825)

Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	984,163	(131,058)	253,825
Income tax expense (benefit)	(23,562)	—	132,227

Income (loss) before equity in undistributed earnings of subsidiaries	1,007,725	(131,058)	121,598
Equity in undistributed earnings of subsidiaries	2,355,781	2,886,729	2,945,259

NET INCOME	$3,363,506	$2,755,671	$3,066,857

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003, and 2002

NOTE 20 – PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)

Statements of Cash Flows

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Cash flows from operating activities
Net income	$3,363,506	$2,755,671	$3,066,857
Adjustments to reconcile net income to net cash provided (used) in operating activities
Undistributed net income of subsidiaries	(2,355,781)	(2,886,729)	(2,945,259)
Deferred tax provision	27,136	—	130,000
Decrease (increase) in other assets	72,986	165,000	(162,772)
Increase (decrease) in other liabilities	(141,563)	74,316	(581,900)

Net cash provided by (used in) operating activities	966,284	108,258	(493,074)

Cash flows from investing activities
Contribution of capital to subsidiary bank	—	(4,100,000)	(6,550,000)
Initial capital for Southern Appraisal Services, Inc. (subsidiary)	—	(1,000)	—
Purchase of treasury stock	(381,644)	(631,573)	—

Net cash used in investing activities	(381,644)	(4,732,573)	(6,550,000)

Cash flows from financing activities
Proceeds from sale of stock	153,000	5,047,242	7,172,988
Paid expenses of sale of stock	—	(260,350)	(126,000)
Dividends paid	(817,433)	—	—

Net cash provided by (used in) financing activities	(664,433)	4,786,892	7,046,988

Net increase (decrease) in cash and cash equivalents	(79,793)	162,577	3,914
Cash and cash equivalents, beginning	202,025	39,448	35,534

Cash and cash equivalents, ending	$122,232	$202,025	$39,448